Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-237693 and 333-237693-01

PROSPECTUS SUPPLEMENT NO. 8

(to prospectus dated March 5, 2021)

DRAFTKINGS INC.

44,725,831 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 5, 2021 (as may be supplemented or amended from time to time, the “Prospectus”), with the information contained in our Quarterly Report on Form 10-Q, which we filed with the SEC on November 5, 2021 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling securityholders identified in the Prospectus, or their permitted transferees, of (i) 30,471,352 shares of Class A common stock that were issued to certain institutions in connection with the closing of the Business Combination (as defined in the Prospectus) (the “Private Placement”), (ii) 3,000,000 shares of Class A common stock underlying the warrants to purchase shares of Class A common stock that were issued in the Private Placement (the “PIPE Warrants”) and (iii) 11,254,479 shares of Class A common stock to be issued to the holders of the subordinated convertible promissory notes of DK (as defined in the Prospectus) (the “Convertible Notes”). The Prospectus had also related to the offer and sale of 3,000,000 PIPE Warrants, all of which were exercised or redeemed as of July 2, 2020.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on The Nasdaq Global Select Market under the symbol “DKNG.” On November 5, 2021, the closing price of our Class A common stock was $43.62 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 5, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to ___________.

Commission file number 001-38908

DRAFTKINGS INC.

(Exact name of registrant as specified in its charter)

Nevada	84-4052441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

222 Berkeley Street, 5th Floor

Boston, MA 02116

(Address of principal executive offices) (Zip Code)

(617) 986-6744

(Registrant’s telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report).

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	DKNG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 3, 2021, there were 406,453,020 shares of the registrant’s Class A common stock, par value $0.0001 per share, and 393,013,951 shares of the registrant’s Class B common stock, par value $0.0001 per share, outstanding.

DraftKings Inc.

Quarterly Report on Form 10-Q

For the Quarter Ended September 30, 2021

1

PART I. - FINANCIAL INFORMATION

Item 1. Financial Statements.

DRAFTKINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value)

	September 30, 2021 (Unaudited)	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$2,394,865	$1,817,258
Cash reserved for users	480,168	287,718
Receivables reserved for users	30,118	30,249
Accounts receivable	45,101	44,522
Prepaid expenses and other current assets	34,820	14,558
Total current assets	2,985,072	2,194,305
Property and equipment, net	45,484	40,827
Intangible assets, net	516,943	555,930
Goodwill	626,090	569,603
Operating lease right-of-use assets	67,834	68,077
Equity method investment	4,808	2,955
Deposits and other non-current assets	12,826	7,632
Total assets	$4,259,057	$3,439,329

Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$416,537	$223,633
Liabilities to users	510,261	317,942
Operating lease liabilities, current portion	13,110	12,837
Total current liabilities	939,908	554,412
Convertible notes	1,247,785	—
Non-current operating lease liabilities	60,904	68,775
Warrant liabilities	63,843	65,444
Long-term income tax liability	75,615	72,066
Other long-term liabilities	44,835	47,287
Total liabilities	$2,432,890	$807,984
Commitments and contingent liabilities

Stockholders' equity:
Class A common stock, $0.0001 par value; 900,000 shares authorized as of September 30, 2021 and December 31, 2020; 412,395 and 403,110 shares issued and 405,345 and 396,303 outstanding as of September 30, 2021 and December 31, 2020, respectively	$40	$40
Class B common stock, $0.0001 par value; 900,000 shares authorized as of September 30, 2021 and December 31, 2020; 393,014 shares issued and outstanding as of September 30, 2021 and December 31, 2020	39	39
Treasury stock, at cost; 7,050 and 6,807 shares as of September 30, 2021 and December 31, 2020, respectively	(303,118)	(288,784)
Additional paid-in capital	5,505,908	5,067,135
Accumulated deficit	(3,427,517)	(2,230,619)
Accumulated other comprehensive income	50,815	83,534
Total stockholders’ equity	1,826,167	2,631,345
Total liabilities and stockholders’ equity	$4,259,057	$3,439,329

See accompanying notes to unaudited condensed consolidated financial statements.

2

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Amounts in thousands, except loss per share data)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2020	2020
Revenue	$212,819	$132,836	$822,700	$292,309
Cost of revenue	170,749	96,569	540,980	187,315
Sales and marketing	303,658	203,339	703,056	303,233
Product and technology	65,222	53,909	184,016	102,499
General and administrative	219,706	127,376	587,509	274,180
Loss from operations	(546,516)	(348,357)	(1,192,861)	(574,918)
Other income (expense):
Interest (expense) income, net	(1,556)	686	1,071	(2,253)
Gain (loss) on remeasurement of warrant liabilities	7,091	(47,908)	(2,905)	(411,269)
Loss before income tax provision (benefit) and loss from equity method investment	(540,981)	(395,579)	(1,194,695)	(988,440)
Income tax provision (benefit)	3,845	(13)	1,654	319
Loss from equity method investment	202	95	549	380
Net loss attributable to common stockholders	$(545,028)	$(395,661)	$(1,196,898)	$(989,139)

Loss per share attributable to common stockholders:
Basic and diluted	$(1.35)	$(1.11)	$(2.98)	$(3.56)

See accompanying notes to unaudited condensed consolidated financial statements.

Due to the timing of the Business Combination, the above periods, to the extent applicable, exclude B2B/SBTech activity which occurred prior to April 24, 2020.

3

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Amounts in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss	$(545,028)	$(395,661)	$(1,196,898)	$(989,139)
Other comprehensive (loss) income:
Foreign currency translation adjustments arising during period, net of nil tax	(13,098)	29,137	(32,719)	54,123
Comprehensive loss	$(558,126)	$(366,524)	$(1,229,617)	$(935,016)

See accompanying notes to unaudited condensed consolidated financial statements.

Due to the timing of the Business Combination, the above periods, to the extent applicable, exclude B2B/SBTech activity which occurred prior to April 24, 2020.

4

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Amounts in thousands)

							Accumulated
					Additional		Other	Treasury	Total
	Class A Common Stock		Class B Common Stock		Paid in	Accumulated	Comprehensive	Stock	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Amount	Equity
Balances at December 31, 2020	396,303	$40	393,014	$39	$5,067,135	$(2,230,619)	$83,534	$(288,784)	$2,631,345
Exercise of stock options	2,857	—	—	—	7,638	—	—	—	7,638
Stock-based compensation expense	—	—	—	—	151,843	—	—	—	151,843
Purchase of capped call options	—	—	—	—	(123,970)	—	—	—	(123,970)
Equity consideration issued for acquisition	464	—	—	—	29,399	—	—	—	29,399
Shares issued for exercise of warrants	138	—	—	—	1,761	—	—	—	1,761
Purchase of treasury stock	(48)	—	—	—	—	—	—	(3,124)	(3,124)
Restricted stock unit vesting	178	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	(27,318)	—	(27,318)
Net loss	—	—	—	—	—	(346,344)	—	—	(346,344)
Balances at March 31, 2021	399,892	$40	393,014	$39	$5,133,806	$(2,576,963)	$56,216	$(291,908)	$2,321,230
Exercise of stock options	1,878	—	—	—	10,816	—	—	—	10,816
Stock-based compensation expense	—	—	—	—	171,739	—	—	—	171,739
Equity consideration issued for acquisition	56	—	—	—	3,750	—	—	—	3,750
Shares issued for exercise of warrants	43	—	—	—	2,419	—	—	—	2,419
Purchase of treasury stock	(115)	—	—	—	—	—	—	(6,773)	(6,773)
Restricted stock unit vesting	739	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	7,697	—	7,697
Net loss	—	—	—	—	—	(305,526)	—	—	(305,526)
Balances at June 30, 2021	402,493	$40	393,014	$39	$5,322,530	$(2,882,489)	$63,913	$(298,681)	$2,205,352
Exercise of stock options	2,607	—	—	—	6,664	—	—	—	6,664
Stock-based compensation expense	—	—	—	—	175,664	—	—	—	175,664
Shares issued for exercise of warrants	28	—	—	—	1,050	—	—	—	1,050
Purchase of treasury stock	(80)	—	—	—	—	—	—	(4,437)	(4,437)
Restricted stock unit vesting	297	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	(13,098)	—	(13,098)
Net loss	—	—	—	—	—	(545,028)	—	—	(545,028)
Balances at September 30, 2021	405,345	$40	393,014	$39	$5,505,908	$(3,427,517)	$50,815	$(303,118)	$1,826,167

5

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Amounts in thousands)

					Additional		Accumulated Other	Total
	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Comprehensive	Stockholder's
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	(Deficit)/Equity
Balances at December 31, 2019	184,626	$18	—	$—	$949,186	$(998,784)	$—	$(49,580)
Issuance of Series F preferred stock	1,526	—	—	—	11,000	—	—	11,000
Exercise of stock options	456	—	—	—	467	—	—	467
Stock-based compensation expense	—	—	—	—	4,842	—	—	4,842
Net loss	—	—	—	—	—	(68,680)	—	(68,680)
Balances at March 31, 2020	186,608	$18	—	$—	$965,495	$(1,067,464)	$—	$(101,951)
Merger recapitalization, net repurchase of $7,192 and issuance costs of $11,564	(278)	—	—	—	(18,756)	—	—	(18,756)
Conversion of convertible notes to common shares	11,254	1	—	—	112,544	—	—	112,545
DEAC shares recapitalized, net of redemptions and equity issuance costs of $10,631	74,122	7	—	—	665,478	—	—	665,485
Equity consideration issued to acquire SBTech	40,739	4	—	—	789,060	—	—	789,064
Shares issued for earn outs - SBTech	720	—	—	—	—	—	—	—
Shares issued for earn outs – DEAC and DK	5,280	1	—	—	(1)	—	—	—
Shares issued for exercise of warrants	17,519	2	—	—	515,771	—	—	515,773
Shares issued in offering, net of issuance costs of $19,200	16,000	2	—	—	620,798	—	—	620,800
Exercise of stock options	2,287	—	—	—	5,599	—	—	5,599
Stock-based compensation	—	—	393,014	39	54,447	—	—	54,486
Foreign currency translation	—	—	—	—	—	—	24,986	24,986
Net loss	—	—	—	—	—	(524,798)	—	(524,798)
Balances at June 30, 2020	354,251	$35	393,014	$39	$3,710,435	$(1,592,262)	$24,986	$2,143,233
Shares issued for exercise of warrants	91	—	—	—	4,893	—	—	4,893
Exercise of stock options	3,006	—	—	—	3,996	—	—	3,996
Stock-based compensation	—	—	—	—	117,034	—	—	117,034
Foreign currency translation	—	—	—	—	—	—	29,137	29,137
Net loss	—	—	—	—	—	(395,661)	—	(395,661)
Balances at September 30, 2020	357,348	$35	393,014	$39	$3,836,358	$(1,987,923)	$54,123	$1,902,632

See accompanying notes to unaudited condensed consolidated financial statements.

Due to the timing of the Business Combination, the above periods, to the extent applicable, exclude B2B/SBTech activity which occurred prior to April 24, 2020.

6

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Nine months ended September 30,
	2021	2020
Operating Activities:
Net loss	$(1,196,898)	$(989,139)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	88,600	49,967
Non-cash interest expense	1,442	3,114
Stock-based compensation expense	499,246	176,362
Loss from equity method investment	549	380
Loss on remeasurement of warrant liabilities	2,905	411,269
Deferred income taxes	(11,737)	(544)
Change in operating assets and liabilities, net of effect of business combinations:
Receivables reserved for users	131	(9,271)
Accounts receivable	(421)	(15,427)
Prepaid expenses and other current assets	(19,093)	534
Deposits and other non-current assets	(4,760)	(64)
Operating leases, net	(1,212)	1,481
Accounts payable and accrued expenses	194,735	112,057
Other long-term liabilities	(856)	7,951
Long-term income tax liability	7,789	—
Liabilities to users	192,319	123,471
Net cash flows used in operating activities	(247,261)	(127,859)
Cash Flows from Investing Activities:
Purchases of property and equipment	(11,171)	(8,233)
Cash paid for internally developed software costs	(31,242)	(18,821)
Acquisition of gaming licenses	(7,563)	(7,760)
Cash paid for acquisitions, net of cash acquired	(64,969)	(176,819)
Other investing activities	(3,750)	—
Net cash flows used in investing activities	(118,695)	(211,633)
Financing Activities:
Proceeds from issuance of convertible notes, net	1,247,116	41,077
Purchase of capped call options	(123,970)	—
Proceeds from shares issued for warrants	199	201,508
Purchase of treasury stock	(14,334)	—
Proceeds from exercise of stock options	25,118	10,062
Cash buyout of unaccredited investors	—	(7,192)
Issuance costs related to merger recapitalization	—	(11,564)
Proceeds from recapitalization of DEAC shares, net of issuance costs	—	667,999
Proceeds from issuance of Class A common stock, net of issuance costs	—	620,800
Net payment of revolving credit line	—	(6,750)
Net cash flows provided by financing activities	1,134,129	1,515,940
Effect of foreign exchange rates on cash and cash equivalents and restricted cash	1,884	1,358
Net increase in cash and cash equivalents and restricted cash	770,057	1,177,806
Cash and cash equivalents and restricted cash at the beginning of period	2,104,976	220,533
Cash and cash equivalents and restricted cash, end of period	$2,875,033	$1,398,339
Disclosure of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$2,394,865	$1,140,907
Cash reserved for users	480,168	257,432
Total cash, cash equivalents and restricted cash, end of period	$2,875,033	$1,398,339

7

DRAFTKINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Nine months ended September 30,
	2021	2021
Supplemental Disclosure of Noncash Investing and Financing Activities:
Equity consideration issued for acquisitions	$33,149	$789,064
Increase in accounts payable and accrued expenses from property and equipment and internally developed software costs	2,338	—
Increase in accounts payable and accrued expenses from convertible notes financing costs	773	—
Decrease of accounts payable and accrued expenses from gaming licenses	(4,976)	(1,000)
Conversion of convertible notes and accrued interest to common shares	—	112,545
Increase in net liabilities acquired from DEAC	—	2,514
Increase of other current assets from transfer agent related to warrants	525	—
Supplemental Disclosure of Cash Activities:
Increase in cash reserved for users	192,450	113,432
Cash paid for interest	—	417

See accompanying notes to unaudited condensed consolidated financial statements.

Due to the timing of the Business Combination, the above periods, to the extent applicable, exclude B2B/SBTech activity which occurred prior to April 24, 2020.

8

DRAFTKINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except loss per share data, unless otherwise noted)

1.	Description of Business

DraftKings Inc., a Nevada corporation (the “Company” or “DraftKings”), was incorporated in Nevada as DEAC NV Merger Corp., a wholly owned subsidiary of our legal predecessor, Diamond Eagle Acquisition Corp. (“DEAC”), a special purpose acquisition company. On April 23, 2020, DEAC consummated the transactions contemplated by the Business Combination Agreement (the “Business Combination”) dated December 22, 2019, as amended on April 7, 2020 and, in connection therewith, (i) DEAC merged with and into the Company, whereby the Company survived the merger and became the successor issuer to DEAC by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the Company changed its name to “DraftKings Inc.,” (iii) the Company acquired DraftKings Inc., a Delaware corporation (“Old DK”), by way of a merger and (iv) the Company acquired all of the issued and outstanding share capital of SBTech (Global) Limited (“SBTech”). Upon consummation of the preceding transactions, Old DK and SBTech became wholly owned subsidiaries of the Company.

DraftKings is a digital sports entertainment and gaming company. The Company’s business-to-consumer (“B2C”) segment provides users with daily fantasy sports (“DFS”), sports betting (“Sportsbook”) and online casino (“iGaming”) products, as well as media and other online consumer product offerings. The Company’s business-to-business (“B2B”) segment is involved in the design, development and licensing of sports betting and casino gaming software for its Sportsbook and casino gaming products.

In May 2018, the Supreme Court (the “Court”) struck down on constitutional grounds the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), a law that prohibited most states from authorizing and regulating sports betting. Since the Court’s decision, many states have legalized sports betting. As of September 30, 2021, the U.S. jurisdictions with statutes legalizing online sports betting are Arizona, Colorado, Connecticut, Florida, Illinois, Indiana, Iowa, Louisiana, Maryland, Michigan, Nevada, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, Puerto Rico, Rhode Island, Tennessee, Virginia, Washington, D.C, West Virginia and Wyoming. The jurisdictions with statutes legalizing sports betting at certain land-based retail locations are Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Illinois, Indiana, Iowa, Louisiana, Maryland, Michigan, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Puerto Rico, Rhode Island, South Dakota, Virginia, Washington, Washington, D.C. and West Virginia. A few jurisdictions have enacted laws authorizing sports betting in retail locations but have yet to begin operations in those jurisdictions. The jurisdictions with statutes legalizing iGaming are Connecticut, Delaware, Michigan, New Jersey, Pennsylvania and West Virginia.

As of September 30, 2021, the Company operates online Sportsbooks in Arizona, Colorado, Illinois, Indiana, Iowa, Michigan, New Hampshire, New Jersey, Oregon (B2B), Pennsylvania, Tennessee, Virginia, West Virginia and Wyoming and has retail Sportsbooks in Colorado, Connecticut, Illinois, Iowa, Mississippi, New Hampshire, New Jersey and New York. As of September 30, 2021, the Company offers iGaming products in Michigan, New Jersey, Pennsylvania and West Virginia. The Company also has arrangements in place with land-based casinos to expand operations into additional states upon the passing of relevant legislation, the issuance of related regulations and the receipt of required licenses.

The novel coronavirus (“COVID-19”) has adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. Beginning in 2020 and continuing into 2021, the COVID-19 pandemic adversely impacted many different industries. The ongoing COVID-19 pandemic could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the extent and the duration of the impact of COVID-19. The COVID-19 pandemic therefore presents material uncertainty and risk with respect to us and our performance and could affect our financial results in a materially adverse way.

9

Since the start of the COVID-19 pandemic, the primary impacts to the Company have been the suspension, cancellation and rescheduling of sports seasons and sporting events. Beginning in March 2020 and continuing into the first month of the third quarter of 2020, many sports seasons and sporting events, including the MLB regular season, domestic soccer leagues and European Cup competitions, the NBA regular season and playoffs, the NCAA college basketball tournament, the Masters golf tournament, and the NHL regular season and playoffs, were suspended or cancelled. The suspension of sports seasons and sporting events reduced customers’ use of, and spending on, the Company’s Sportsbook and DFS product offerings. Starting in the third quarter of 2020 and continuing into the fourth quarter of 2020, major professional sports leagues resumed their activities, many of which were held at limited or reduced capacity. MLB began its season after a three-month delay and also completed the World Series, the NHL resumed its season and completed the Stanley Cup Playoffs, the Masters golf tournament was held, most domestic soccer leagues resumed and several European cup competitions were held, and the NFL season began on its regular schedule. During this period, the NBA also resumed its season, completed the NBA Finals and commenced its 2020-2021 season. The suspension and alteration of sports seasons and sporting events in 2020 reduced customers’ use of, and spending on, the Company’s Sportsbook and DFS product offerings and caused the Company to issue refunds for canceled events. In the nine months ended September 30, 2021, many sports seasons continued and most sporting events were held as planned, including the NFL regular season, the NFL Playoffs and Superbowl LV, the NBA regular season and NBA playoffs, the NHL regular season and the NHL Stanley Cup, the NASCAR Cup Series, various NCAA football bowl games, the NCAA college basketball season and tournament, and the UEFA European Football Championship. The continued return of major sports and sporting events generated significant user interest and activity in our Sportsbook and DFS product offerings. However, the possibility remains that sports seasons and sporting events may be suspended, cancelled or rescheduled due to COVID-19 outbreaks.

The Company’s revenue varies based on sports seasons and sporting events amongst other factors, and cancellations, suspensions or alterations resulting from COVID-19 have the potential to adversely affect its revenue, possibly materially. However, the Company’s product offerings that do not rely on sports seasons and sporting events, such as iGaming, may partially offset this adverse impact on revenue. DraftKings is also developing more innovative products that do not rely on traditional sports seasons and sporting events, for example, products that permit wagering and contests on events such as eSports and simulated NASCAR.

A significant or prolonged decrease in consumer spending on entertainment or leisure activities would also likely have an adverse effect on demand for the Company’s product offerings, reducing cash flows and revenues, and thereby materially harming the Company’s business, financial condition and results of operations. In addition, a materially disruptive resurgence of COVID-19 cases or the emergence of additional variants or strains of COVID-19 could cause other widespread or more severe impacts depending on where infection rates are highest. As steps taken to mitigate the spread of COVID-19 necessitated a shift away from a traditional office environment for many employees, the Company implemented business continuity programs to ensure that employees were safe and that the business continued to function with minimal disruptions to normal work operations while employees worked remotely. The Company will continue to monitor developments relating to disruptions and uncertainties caused by COVID-19.

2.	Summary of Significant Accounting Policies and Practices

Basis of Presentation and Principles of Consolidation

These unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States (“U.S. GAAP”) for interim reporting. Accordingly, certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in connection with the Company’s audited financial statements and related notes as of and for the fiscal year ended December 31, 2020, which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed with the SEC on February 26, 2021 (“Original Annual Report”) and as amended by the Form 10-K/A filed with the SEC on May 3, 2021 (“2020 Annual Report”). The accompanying condensed consolidated financial statements are unaudited; however, in the opinion of management, they include all normal and recurring adjustments necessary for a fair presentation of the Company’s condensed consolidated financial statements for the periods presented. Results of operations reported for interim periods are not necessarily indicative of results for the entire year, due to seasonal fluctuations in the Company’s revenue as a result of timing of the various sports seasons, sporting events and other factors.

10

As the Company completed its acquisition of SBTech on April 23, 2020, the presented financial information for the nine months ended September 30, 2021 includes the financial information and activities for SBTech; whereas, the financial information for the nine months ended September 30, 2020 includes the financial information and activities for SBTech for the period from April 24, 2020 to (and including) September 30, 2020.

The accompanying unaudited condensed consolidated financial statements include the accounts and operations of the Company. All intercompany balances and transactions have been eliminated. Certain amounts from a prior period, which are not material, have been reclassified to conform with the current period presentation.

Prior to the second quarter of 2021, the Company (a) included changes in “cash reserved for users” as a component within the change in operating assets and liabilities on its condensed consolidated statement of cash flows as the Company historically viewed the change in cash reserved for users as offsetting the change in player liabilities and (b) presented “cash reserved for users” separate from cash and cash equivalents on the condensed consolidated balance sheet.

Beginning with the second quarter of 2021, to reflect the Company's total cash position (“cash and cash equivalents” and “cash reserved for users”) and to conform to Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230) — Restricted Cash, the Company revised its presentation to exclude changes in “cash reserved for users” from the “change in operating assets and liabilities” and instead present the total balance as a component of cash and cash equivalents and restricted cash on its condensed consolidated statement of cash flows.

This revision does not have a material impact on the Company's presentation of cash flows as the change in cash reserved for users will continue to be presented as a supplemental disclosure in the condensed consolidated statement of cash flows. In addition, the Company will continue to present cash reserved for users as a separate line item on the Company’s condensed consolidated balance sheet.

These revisions have no impact on the Company’s previously reported consolidated statements of operations or consolidated balance sheets, including the Company’s cash and cash equivalents and cash reserved for user balances. Prior period amounts have been revised to conform to the current period presentation.

The following table presents the condensed consolidated statement of cash flows line items after giving effect to the revision of presentation as discussed above for the nine months ended September 30, 2020. For the effect to the revision of presentation for the six months ended June 30, 2020, year ended December 31, 2020 and three months ended March 31, 2021, refer to the Company’s Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on August 6, 2021.

	Nine months ended September 30, 2020
	Reported	Adjustments		Revised
Adjustments to reconcile net loss to net cash flows used in operating activities:
Change in operating assets and liabilities, net of effect of business combinations:
Cash reserved for users	$(113,432)	$113,432		$—
Net cash flows used in operating activities	(241,291)	113,432		(127,859)
Net increase in cash, cash equivalents and restricted cash	1,064,374	113,432		1,177,806
Cash and cash equivalents and restricted cash at the beginning of period	76,533	144,000	(a)	220,533
Cash and cash equivalents and restricted cash, end of period	$1,140,907	$257,432		$1,398,339

(a) Represents the cash reserved for user balance as of December 31, 2019 as previously included in the Company's 2020 Annual Report filed with the SEC.

11

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid, unrestricted savings, checking and other bank accounts. The Company also utilizes money market funds and short-term deposits with original maturities of three months or less.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company elected to early adopt the new standard as of January 1, 2021 using the modified retrospective approach. In the first quarter of 2021, the Company issued convertible senior notes, whereby the entire proceeds from issuance were recognized as a liability, net of any lender fees and debt financing costs, on our condensed consolidated balance sheet. Please refer to Note 5 included herein for additional information.

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this standard as of January 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3.	Business Combinations

Vegas Sports Information Network, Inc. (“VSiN”) Acquisition

On March 24, 2021, the Company acquired 100% of the equity of Vegas Sports Information Network, Inc. (“VSiN”). The following summarizes the consideration transferred at closing for the VSiN acquisition:

Cash consideration	$40,599
Share consideration (1)	29,399
Total consideration	$69,998

(1) Represents the issuance of 0.5 million shares of the Company’s Class A common stock at a fair value of $63.32 per share to the former stockholders of VSiN.

The acquired assets and assumed liabilities of VSiN were recorded at their estimated fair values. The purchase price allocation is preliminary, and as additional information becomes available, the Company may further revise the preliminary purchase price allocation, including the fair value of identified intangible assets, during the remainder of the measurement period, which will not exceed 12 months from the closing of the acquisition. Measurement period adjustments will be recognized in the reporting period in which the adjustment amounts are determined. Any such adjustments may be material.

12

The purchase price of the VSiN acquisition was allocated on a preliminary basis as follows:

Operating lease right-of-use assets	$6,120
Intangible assets	14,628
Other assets	4,516
Liabilities	(7,910)
Goodwill	52,644
Total	$69,998

Goodwill represents the excess of the gross considerations transferred over the fair value of the underlying net assets acquired and liabilities assumed. Goodwill associated with the VSiN acquisition is assigned as of the acquisition date to the Company’s Media reporting unit. Goodwill recognized is not deductible for local tax purposes.

The intangible assets acquired as part of the VSiN acquisition were as follows:

	Fair Value	Weighted-Average Useful Life (in years)
Developed technology - software	$558	3.0
Customer relationships	11,170	6.0
Trademarks and trade names	2,900	4.0
Total	$14,628

As VSiN’s financial results are not material to the Company’s condensed consolidated financial statements, the Company has elected to not include pro forma results.

Blue Ribbon Software Ltd. (“Blue Ribbon”) Acquisition

On April 1, 2021, the Company acquired 100% of the equity of Blue Ribbon for $17.8 million of cash and approximately $3.8 million of the Company’s Class A common stock (the "Blue Ribbon Acquisition"). The purchase price allocation is preliminary, and as additional information becomes available, the Company may further revise the preliminary purchase price allocation during the remainder of the measurement period, which will not exceed 12 months from the closing of the Blue Ribbon Acquisition. Blue Ribbon’s financial results are included in the Company’s condensed consolidated financial statements, but are not considered material.

Pending Acquisition of Golden Nugget Online Gaming, Inc. (“GNOG”)

On August 9, 2021, the Company and GNOG entered into a definitive agreement for the Company to acquire GNOG in an all-stock transaction with an implied equity value of approximately $1.56 billion (the “GNOG Transaction”). As part of the GNOG Transaction, the Company will undergo a holding company reorganization whereby a new holding company (“New DraftKings”) will become the going-forward public company for both DraftKings and GNOG. It is expected that New DraftKings will be renamed DraftKings Inc. at the closing of the GNOG Transaction. Under the terms of the agreement and subject to certain exclusions contained therein, GNOG stockholders would receive a fixed ratio of 0.365 shares of New DraftKings’ Class A common stock for each share of GNOG that they hold on the record date. As part of the GNOG Transaction, New DraftKings will also acquire that portion of LHGN Holdco, LLC, the operating subsidiary of GNOG, that is not currently owned by GNOG from Landry’s Fertitta, LLC in exchange for shares of New DraftKings’ Class A common stock. The GNOG Transaction was subject to (i) approval by GNOG stockholders, which was obtained through the delivery of a written consent on September 8, 2021 and (ii) approval by DraftKings stockholders, which was obtained through the delivery of a written consent on August 10, 2021, and is subject to the receipt of required regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2022.

13

4.	Intangible Assets and Goodwill

Intangible Assets

The Company has the following intangible assets, net as of September 30, 2021:

	Weighted-Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	6.6 years	$432,468	$(75,652)	$356,816
Internally developed software	2.7 years	103,750	(46,153)	57,597
Gaming licenses	2.7 years	26,217	(11,658)	14,559
Trademarks and tradenames	2.7 years	9,164	(2,888)	6,276
Customer relationships	3.8 years	112,073	(30,378)	81,695
Intangible assets, net		$683,672	$(166,729)	$516,943

The Company had the following intangible assets, net as of December 31, 2020:

	Weighted-Average Remaining Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	7.3 years	$439,624	$(37,704)	$401,920
Internally developed software	2.3 years	72,268	(33,179)	39,089
Gaming licenses	3.5 years	23,685	(6,354)	17,331
Trademarks and tradenames	2.8 years	6,537	(1,123)	5,414
Customer relationships	4.3 years	106,836	(14,660)	92,176
Intangible assets, net		$648,950	$(93,020)	$555,930

Amortization expense was $26.7 million and $23.8 million for the three months ended September 30, 2021 and 2020 and $78.6 million and $43.5 million for the nine months ended September 30, 2021 and 2020, respectively.

Goodwill

The changes in the carrying amount of goodwill for the nine months ended September 30, 2021 by reporting unit are:

	B2C	B2B	Media	Total
Balance as of December 31, 2020	$353,083	$216,520	$—	$569,603
Goodwill resulting from acquisitions*	7,673	8,300	52,644	68,617
Cumulative translation adjustment	—	(12,130)	—	(12,130)
Balance as of September 30, 2021	$360,756	$212,690	$52,644	$626,090

* = Preliminary allocation

14

5.	Current and Long-term Liabilities

Convertible Notes

In March 2021, the Company issued zero-coupon convertible senior notes in an aggregate principal amount of $1,265.0 million, which includes proceeds from the full exercise of the over-allotment option (collectively, the “Convertible Notes”). In connection with the issuance of the Convertible Notes, the Company incurred $17.0 million of lender fees and $1.0 million of debt financing costs. The Convertible Notes represent senior unsecured obligations of the Company. The Convertible Notes will mature on March 15, 2028, subject to earlier conversion, redemption or repurchase.

The Convertible Notes are convertible at an initial conversion rate of 10.543 shares of the Company’s Class A common stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $94.85 per share of Class A common stock. The conversion rate is subject to adjustment upon the occurrence of certain specified events and includes a make-whole adjustment upon early conversion in connection with a make-whole fundamental change (as defined within the indenture agreement).

Prior to September 15, 2027, the Convertible Notes will be convertible only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The Company will satisfy any conversion election by paying or delivering, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. During the nine months ended September 30, 2021, the conditions allowing holders of the Convertible Notes to convert their Convertible Notes were not met.

In connection with the pricing of the Convertible Notes and the exercise of the option to purchase additional notes, the Company entered into a privately negotiated capped call transaction (“Capped Call Transactions”). The Capped Call Transactions have a strike price of $94.85 per share, subject to certain adjustments, which corresponds to the initial conversion price of the Convertible Notes. The Capped Call Transactions have an initial cap price of $135.50 per share, subject to certain adjustments. The Capped Call Transactions are expected generally to reduce potential dilution to the Company's Class A common stock upon any conversion of Convertible Notes. As the transaction qualifies for equity classification, the net cost of $124.0 million incurred in connection with the Capped Call Transactions was recorded as a reduction to additional paid-in capital on the Company's consolidated balance sheet.

Revolving Line of Credit

In October 2016, Old DK entered into an amended and restated loan and security agreement with Pacific Western Bank, which was most recently amended in September 2020 (as amended, the “Credit Agreement”). The Credit Agreement provides a revolving line of credit of up to $60.0 million. The Credit Agreement has a maturity date of March 1, 2022.

Borrowings under the Credit Agreement bear interest at a variable annual rate equal to the greater of (i) 1.00% above the prime rate then in effect and (ii) 6.50%, and the Credit Agreement requires monthly, interest-only payments. In addition, the Company is required to pay quarterly in arrears a fee equal to 0.25% per annum of the unused portion of the revolving line of credit. As of September 30, 2021 and December 31, 2020, the Credit Agreement provided a revolving line of credit of up to $60.0 million. There was no principal outstanding as of September 30, 2021 or December 31, 2020. Net facility available from the Credit Agreement as of September 30, 2021 and December 31, 2020 totaled $55.8 million, which, in each case, excludes the letters of credit outlined in Note 12. The Company is also subject to certain affirmative and negative covenants until maturity. In connection with the issuance of the Convertible Notes and the entry into the Capped Call Transactions, the Company obtained a waiver from Pacific Western Bank for any breach of the credit agreement that would have resulted from entering into these financing transactions. The Company also obtained a waiver from Pacific Western Bank for any breach of the credit agreement that would have resulted from exceeding a capital expenditure limitation for 2021 and the amendments to its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for the material weakness identified in Item 4. Controls and Procedures.

Indirect Taxes

Taxation of e-commerce is becoming more prevalent and could negatively affect the Company’s business as it pertains to DFS and its users. The ultimate impact of indirect taxes on the Company’s business is uncertain, as is the period required to resolve this uncertainty. The Company’s estimated contingent liability for indirect taxes represents the Company’s best estimate of tax liability in jurisdictions in which the Company believes taxation is probable. The Company frequently reevaluates its tax positions for appropriateness.

15

Indirect tax statutes and regulations are complex and subject to differences in application and interpretation. Tax authorities may impose indirect taxes on Internet-delivered activities based on statutes and regulations which, in some cases, were established prior to the advent of the Internet and do not apply with certainty to the Company’s business. The Company’s estimated contingent liability for indirect taxes may be materially impacted by future audit results, litigation and settlements, should they occur. The Company’s activities by jurisdiction may vary from period to period, which could result in differences in the applicability of indirect taxes from period to period.

As of September 30, 2021 and December 31, 2020, the Company’s estimated contingent liability for indirect taxes was $43.4 million and $45.9 million, respectively. The estimated contingent liability for indirect taxes is recorded within other long-term liabilities on the consolidated balance sheets and general and administrative expenses on the condensed consolidated statements of operations.

Warrant Liabilities

As part of DEAC’s initial public offering on May 14, 2019, DEAC issued 13.3 million warrants each of which entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, DEAC completed the private sale of 6.3 million warrants to DEAC’s sponsor (the “Private Warrants”). As of September 30, 2021, there were no Public Warrants outstanding. As of September 30, 2021, 1.7 million Private Warrants remained outstanding at a fair value of $63.8 million. Due to fair value changes throughout the three and nine months ended September 30, 2021, the Company recorded a gain on remeasurement of warrant liabilities of $7.1 million and a loss on the remeasurement of warrant liabilities of $2.9 million, respectively, and a loss on remeasurement of warrant liabilities of $47.9 million and $411.3 million for the three and nine months ended September 30, 2020, respectively. In addition, 0.2 million Private Warrants were exercised during the nine months ended September 30, 2021, resulting in a reclassification to additional paid-in-capital in the amount of $5.2 million, reflecting the reclassification of the warrant liabilities of $4.5 million and proceeds upon exercise of $0.7 million.

6.	Revenue Recognition

Deferred Revenue

The deferred revenue balances were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Deferred revenue, beginning of the period	$51,791	$24,759	$30,627	$20,760
Deferred revenue, end of the period	84,951	33,464	84,951	33,464
Revenue recognized in the period from amounts included in deferred revenue at the beginning of the period	23,946	6,632	27,569	10,505

Deferred revenue primarily represents contract liabilities related to the Company’s obligation to transfer future value in relation to in period transactions in which the Company has received consideration. Such obligations are recognized as liabilities when awarded to users and are recognized as revenue when those liabilities are later resolved. The Company included deferred revenue within accounts payable and accrued expenses and liabilities to users on its consolidated balance sheets.

16

Revenue Disaggregation

Disaggregation of revenue for the three and nine months ended September 30, 2021 and 2020 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Online gaming	$176,257	$99,477	$707,146	$238,591
Gaming software	23,725	29,185	82,587	44,139
Other	12,837	4,174	32,967	9,579
Total Revenue	$212,819	$132,836	$822,700	$292,309

The following table presents the Company’s revenue by geographic region for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
United States	$188,166	$106,938	$737,814	$254,325
International	24,653	25,898	84,886	37,984
Total Revenue	$212,819	$132,836	$822,700	$292,309

SBTech has offered its services through a reseller model in Asia. The agreement with the reseller was terminated as of April 1, 2021, with a transition period that has already ended.

7.	Stock-Based Compensation

The Company, historically, has issued three types of stock-based compensation: Time-Based awards, Long Term Incentive Plan (“LTIP”) awards and Performance-Based Stock Compensation Plan (“PSP”) awards. Time-Based awards are equity awards which generally vest over a 4-year period. LTIP awards are performance-based equity awards that are used to establish longer-term performance objectives and incentivize management to meet those objectives. PSP awards are short-term performance-based equity awards which establish performance objectives related to one or two particular fiscal years. LTIP awards generally vest when revenue, adjusted EBITDA or share price targets are achieved amongst other conditions, while PSP awards generally vest upon achievement of revenue or adjusted EBITDA targets amongst other conditions.

The following table shows restricted stock unit (“RSU”) and stock option activity for the nine months ended September 30, 2021:

	Time-based		PSP		LTIP		Total	Weighted Average Exercise Price of Options	Weighted Average FMV of RSUs
	Options	RSUs	Options	RSUs	Options	RSUs
Outstanding at December 31, 2020	20,519	3,548	3,023	907	13,854	12,800	54,651	$3.57	$47.01
Granted	900	2,192	—	597	—	6,646	10,335	48.71	53.48
Exercised options / vested RSUs	(4,986)	(1,214)	(451)	—	(1,905)	—	(8,556)	3.41	36.74
Forfeited	(535)	(178)	(1)	(14)	—	(82)	(810)	2.89	42.71
Outstanding at September 30, 2021	15,898	4,348	2,571	1,490	11,949	19,364	55,620	$4.82	$49.95

As of September 30, 2021, total unrecognized stock-based compensation expense of $847.2 million related to granted and unvested share-based compensation arrangements is expected to be recognized over a weighted-average period of 1.9 years. The following table shows stock compensation expense for the three and nine months ended September 30, 2021 and 2020:

17

	Three months ended September 30, 2021			Three months ended September 30, 2020
	Options	RSUs	Total	Options	RSUs	Total
Time Based (1)	$3,787	$15,512	$19,299	$2,054	$8,867	$10,921
PSP (2)	—	18,537	18,537	—	3,479	3,479
LTIP (2)	—	137,828	137,828	—	102,634	102,634
B Shares (3)	—	—	—	—	—	—
Total	$3,787	$171,877	$175,664	$2,054	$114,980	$117,034

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Options	RSUs	Total	Options	RSUs	Total
Time Based (1)	$10,254	$45,003	$55,257	$5,223	$9,047	$14,270
PSP (2)	—	53,941	53,941	1,633	3,479	5,112
LTIP (2)	—	390,048	390,048	9,552	139,428	148,980
B Shares (3)	—	—	—	8,000	—	8,000
Total	$10,254	$488,992	$499,246	$24,408	$151,954	$176,362

(1) Time-based awards vest and are expensed over a defined service period.

(2) PSP and LTIP awards vest based on defined performance criteria and are expensed based on the probability of achieving such criteria.

(3) Related to the Business Combination; Class B shares have no economic rights.

8.	Income Taxes

The Company's provision for income taxes for the three and nine months ended September 30, 2021 and 2020 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income tax provision (benefit)	$3,845	$(13)	$1,654	$319

The effective tax rates for the three months ended September 30, 2021 and 2020 were (0.71)% and 0.00%, respectively and the effective tax rates for the nine months ended September 30, 2021 and 2020 were (0.14)% and (.03)%, respectively. The difference between the Company’s effective tax rates for the three and nine month periods in 2021 and 2020 and the U.S. statutory tax rate of 21% was primarily due to a full valuation allowance related to the Company’s net U.S. deferred tax assets, offset partially by current state tax, current foreign tax, and current tax expense related to unrecognized tax benefits. Additionally, the Company recorded a discrete income tax benefit of $6.8 million during the first quarter of 2021, which is attributable to a non-recurring partial release of the Company's U.S. valuation allowance as a result of VSiN's preliminary purchase price accounting. The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

9.	Segment Information

The Company operates its business and reports its results through two operating and reportable segments: B2C and B2B, in accordance with ASC Topic 280, Segment Reporting. The Company’s B2C segment is primarily comprised of the Old DK business and the Company’s B2B segment, which is primarily comprised of SBTech. The B2C segment provides users with DFS, Sportsbook and iGaming products, as well as media and other online consumer product offerings. The B2B segment is involved in the design, development and licensing of sports betting and casino gaming software for its Sportsbook and casino gaming products.

18

Operating segments are components of the Company for which separate discrete financial information is available to and evaluated regularly by the chief operating decision maker (“CODM”), who is the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The CODM assesses a combination of metrics such as revenue and Adjusted EBITDA to evaluate the performance of each operating and reportable segment.

Any intercompany revenues or expenses are eliminated in consolidation. All of the Company’s operating revenues and expenses, other than those excluded from Adjusted EBITDA as detailed below, are allocated to the Company’s reportable segments. We define and calculate Adjusted EBITDA as net loss before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: stock-based compensation, transaction-related costs, litigation, settlement and related costs and certain other non-recurring, non-cash and non-core items, as described in the reconciliation below.

A measure of segment assets and liabilities has not been currently provided to the Company’s CODM and therefore is not shown below. Summarized financial information for the Company’s segments is shown in the following table:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue:
B2C	$189,094	$103,651	$740,113	$248,170
B2B	23,725	29,185	82,587	44,139
Total revenue	212,819	132,836	822,700	292,309

Adjusted EBITDA:
B2C	(307,700)	(201,455)	(541,313)	(304,889)
B2B	(5,903)	4,376	(6,854)	854
Total adjusted EBITDA	(313,603)	(197,079)	(548,167)	(304,035)
Adjusted for:
Depreciation and amortization	30,356	26,595	88,600	49,967
Interest (income) expense, net	1,556	(686)	(1,071)	2,253
Income tax provision (benefit)	3,845	(13)	1,654	319
Stock-based compensation	175,664	117,034	499,246	176,362
Transaction-related costs	4,348	3,585	15,261	34,492
Litigation, settlement and related costs	4,712	2,419	8,933	5,771
Advocacy and other related legal expenses	16,667	—	27,702	—
(Gain) loss on remeasurement of warrant liabilities	(7,091)	47,908	2,905	411,269
Other non-recurring costs, special project costs and non-operating costs	1,368	1,740	5,501	4,671
Net loss attributable to common shareholders	$(545,028)	$(395,661)	$(1,196,898)	$(989,139)

Due to the timing of the Business Combination, the three and nine month period ended September 30, 2020 reflects B2B/SBTech activity beginning April 24, 2020.

19

10.	Loss Per Share

The computation of loss per share and weighted-average shares of the Company’s Class A common stock outstanding for the periods presented are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss	$(545,028)	$(395,661)	$(1,196,898)	$(989,139)
Basic and diluted weighted-average common shares outstanding	403,844	355,900	400,994	277,932
Loss per share attributable to common stockholders:
Basic and diluted	$(1.35)	$(1.11)	$(2.98)	$(3.56)

For the periods presented, the following securities were not required to be included in the computation of diluted shares outstanding (calculated on a gross settlement or a full conversion basis):

	Three and nine months ended September 30,
	2021	2020
Warrants	1,741	2,151
Stock options and RSUs	55,620	66,248
Convertible notes	13,337	—
Total	70,698	68,399

11.	Related-Party Transactions

Media Purchase Agreement (“MPA”)

In July 2015, Old DK entered into an MPA with a related party for various media placements from 2015 through 2018. The MPA was amended to extend through 2021. The annual commitment for calendar years 2017 through 2021 was $15 million per year, plus an additional contingent commitment of $5 million per year. The contingent commitment relates to the Company’s allocation of its non-integration advertising with other advertisers. Effective January 2019, the future minimum commitments related to the MPA were reduced to $15 million in the aggregate through December 31, 2021 (equivalent to $5 million per year) and the contingent commitment was removed. As the Company has satisfied its $15.0 million commitment, the MPA has expired. The Company recorded expense of $0.0 million related to the MPA for the three and nine months ended September 30, 2021 and recorded expense of $7.7 million and $11.1 million related to the MPA for the three and nine months ended September 30, 2020, respectively in sales and marketing expenses in the consolidated statements of operations.

Private Placement Agent

Old DK entered into an engagement letter with a related party (the “Private Placement Agent”) in August 2019, as amended in December 2019. Pursuant to the engagement letter, the Private Placement Agent acted as the exclusive financial advisor to Old DK, and Old DK agreed to pay certain acquisition and financing fees in connection with the Business Combination with SBTech and DEAC. For the three and nine months ended September 30, 2021, the Company incurred $0.0 million of fees with the Private Placement Agent and for the three and nine months ended September 30, 2020, the Company incurred $0.0 million and $12.3 million, respectively, of fees with the Private Placement Agent.

Receivables from Equity Method Investment

The Company provides office space and general operational support to DKFS, LLC, an equity-method affiliate. The operational support is primarily in the form of general and administrative services. As of September 30, 2021 and December 31, 2020, the Company had $0.7 million and $1.1 million, respectively, of receivables from DKFS, LLC related to those services and expenses to be reimbursed to the Company, which are included within non-current assets in the consolidated balance sheets. The Company has committed to invest up to $17.5 million into DBDK Venture Fund I, LP, a Delaware limited partnership and a subsidiary of DKFS LLC. As of September 30, 2021, the Company had invested a total of $1.8 million of the total commitment.

20

Transactions with a Shareholder and their Immediate Family Members

As of September 30, 2021 and December 31, 2020, the Company had $3.9 million and $1.9 million, respectively, of receivables due from former shareholders of SBTech, which includes a current director and shareholder of the Company. For the three and nine months ended September 30, 2021, the Company had $0.9 million and $4.0 million in sales to entities related to an immediate family member of the director. The Company recorded $1.1 million and $1.7 million of such sales in the three and nine months ended September 30, 2020, respectively. The Company had an associated accounts receivable balance of $0.2 million and $0.5 million as of September 30, 2021 and December 31, 2020, respectively, included in accounts receivable in its condensed consolidated balance sheets.

Other Related Party Transactions

During July 2021, the Company signed a strategic agreement (the "Strategic Agreement") with a privately-held content development company (the “Entity”). Certain officers of the Company are members of the Entity's board of advisors and certain officers and directors of the Company are shareholders of the Entity. In connection with the Strategic Agreement, the Company has exclusive distribution rights for the Entity’s sports-related non-fungible token (“NFT”) content. Pursuant to the Strategic Agreement, the Company received warrants to purchase the Entity’s common stock, which are included within other non-current assets in the condensed consolidated financial statements.

12.	Leases, Commitments and Contingencies

Leases

The Company leases corporate office facilities, data centers, and motor vehicles under operating lease agreements. The Company’s lease agreements have terms not exceeding ten years.

The components of lease cost are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Operating lease cost	$4,207	$4,460	$12,569	$10,398
Short term lease cost	1,051	692	1,918	1,843
Variable lease cost	1,008	684	2,691	2,782
Sublease income	(340)	(421)	(544)	(1,242)
Total lease cost	$5,926	$5,415	$16,634	$13,781

Other information related to leases are as follows:

	Nine months ended September 30,
	2021	2020

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used by operating leases	$13,393	$8,058
Right-of-use assets obtained in exchange for new operating lease liabilities	$3,055	$36,777

The weighted-average remaining lease term and weighted-average discount rate for the Company’s operating leases were 6.0 years and 6.5% as of September 30, 2021. The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

21

Maturity of lease liabilities are as follows:

Years Ending December 31,
From October 1, 2021 to December 31, 2021	$4,460
2022	16,734
2023	15,636
2024	13,122
2025	11,378
Thereafter	28,417
Total undiscounted future cash flows	89,747
Less: Imputed interest	(15,733)
Present value of undiscounted future cash flows	$74,014

Other Contractual Obligations and Contingencies

The Company is a party to several non-cancelable contracts with vendors where the Company is obligated to make future minimum payments under the terms of these contracts as follows:

Years Ending December 31,
From October 1, 2021 to December 31, 2021	$163,430
2022	266,644
2023	240,805
2024	177,012
2025	147,066
Thereafter	377,881
Total	$1,372,838

Contingencies

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company’s business activities.

In Re: Daily Fantasy Sports Litigation (Multi-District Litigation)

Between late 2015 and early 2016, certain individuals who allegedly registered and competed in daily sports fantasy contests on our and FanDuel’s websites, and their family members, filed numerous actions (primarily purported class actions) against us, FanDuel, and other related parties in courts across the United States. In February 2016, these actions were consolidated in a multi-district litigation in the U.S. District Court for the District of Massachusetts. The plaintiffs asserted 27 claims arising under both state and federal law against the DFS defendants. The plaintiffs’ claims against us generally fall into four categories: (1) the Company’s online daily fantasy sports contests constitute illegal gambling; (2) the Company promulgated false or misleading advertisements that emphasized the ease of play and likelihood of winning; (3) the Company induced consumers to lose money through a deceptive bonus program; and (4) the Company allowed our employees to participate in competitors’ fantasy sports contests using non-public information, which gave such employees an unfair advantage over other contestants. The plaintiffs seek money damages, equitable relief, and disgorgement of gains against the Company.

On October 6, 2021, the court entered judgment and an order approving a settlement and dismissing the claims with prejudice brought by all plaintiffs except the family members plaintiffs and one plaintiff asserting claims against the DFS defendants as a concerned citizen of the State of Florida. Once the settlement agreement becomes effective, the only remaining plaintiffs will be the family member plaintiffs and the plaintiff who asserted the concerned citizen claim (referenced directly above).

22

The Company intends to vigorously defend this case. If the plaintiffs obtain a judgment in their favor in this matter, the Company could be subject to substantial damages and it could be restricted from offering DFS contests in certain states. The Company has established an accrual for this matter, but it cannot provide any assurance as to the outcome of this lawsuit.

Despite the potential for significant damages, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

1,000 Mass Arbitration Demands Filed by One Law Firm

On October 21, 2019, a law firm filed 1000 “mass arbitrations” against the Company with the American Arbitration Association (“AAA”) on behalf of purported DraftKings users that assert claims similar to those in the multi-district litigation described above. After the law firm filed the 1000 “mass arbitrations,” the AAA informed DraftKings in writing that it would close their files on, and decline to administer, the 1000 “mass arbitrations” unless the Company waived two provisions in its terms of use and that the parties would then be free to bring their claims in court. The Company elected not to waive the subject terms of use provisions. On November 6, 2020 the law firm filed a complaint against DraftKings in Massachusetts Superior Court (Suffolk County), entitled Aaron Abramson, et al. v. DraftKings. In Abramson, the law firm is seeking, among other things, to compel arbitration against DraftKings on behalf of nine hundred ninety-nine (999) individuals. The Company has established an accrual for this matter.

On August 7, 2021, DraftKings entered into a confidential settlement agreement which, among other things, resolved the Abramson lawsuit. On or about September 8, 2021, the plaintiffs and DraftKings filed a joint dismissal (without prejudice) of the Abramson lawsuit.

Interactive Games LLC

On June 14, 2019, Interactive Games LLC filed suit against the Company in the U.S. District Court for the District of Delaware, alleging that our Daily Fantasy Sports product offering infringes two patents and the Company’s Sportsbook product offering infringes two different patents. DraftKings intends to vigorously defend this case. In the event that a court ultimately determines that the Company is infringing the asserted patents, it may be subject to substantial damages, which may include treble damages and/or an injunction that could require the Company to modify certain features that we currently offer.

The Company cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages. The Company also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

Winview Inc.

On July 7, 2021, Winview Inc., a Delaware Corporation filed suit against the Company in the U.S. District Court for the District of New Jersey, which was subsequently amended on July 28, 2021, alleging that our Sportsbook product infringes two patents, our Daily Fantasy Sports product infringes one patent, and that our Sportsbook product and Daily Fantasy Sports product offering infringes another patent. DraftKings intends to vigorously defend this case. In the event that a court ultimately determines that the Company is infringing the asserted patents, it may be subject to substantial damages, which may include treble damages and/or an injunction that could require the Company to modify certain features that we currently offer.

23

The Company cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages. The Company also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

Securities Matters

On July 2, 2021, the first of two substantially similar federal securities law putative class actions was filed in the U.S. District Court for the Southern District of New York against the Company and certain of its officers. The actions allege violations of Sections 10(b) and 20(a) of the Exchange Act on a behalf of a putative class of persons who purchased or otherwise acquired DraftKings stock between December 23, 2019 and June 15, 2021. The allegations relate to, among other things, allegedly false and misleading statements and/or failures to disclose information about the Company’s business and prospects, based primarily upon the allegations concerning SBTech that were contained in a report published about the Company on June 15, 2021 by Hindenburg Research (the “Hindenburg Report”). The Company intends to vigorously defend against these claims. The Court is currently deliberating who will be appointed lead plaintiff and lead counsel.

On July 9, 2021, the Company received a subpoena from the SEC seeking documents concerning certain of the allegations raised in the Hindenburg Report. The Company intends to comply with the related requests and is cooperating with the SEC’s ongoing inquiry.

The Company cannot predict with any degree of certainty the outcome of these matters or determine the extent of any potential liabilities. The Company also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

Shareholder Derivative Litigation

On October 21, 2021, a putative shareholder derivative action was filed in the U.S. District Court for the District of Nevada by an alleged shareholder of the Company. The complaint purports to assert claims on behalf of the Company against certain current and former officers and/or members of the Board of Directors of the Company and DEAC. The complaint contends that certain individuals are liable to the Company for any adverse judgment in the federal securities class actions described above under Sections 10(b) and 21D of the Exchange Act. The complaint also purports to assert claims on behalf of the Company for breach of fiduciary duty and corporate waste against all individual defendants arising out of the same the allegations concerning SBTech that were contained in the Hindenburg Report. The complaint seeks unspecified compensatory damages, changes to corporate governance and internal procedures, equitable and injunctive relief, restitution, costs and attorney's fees.

24

The Company cannot predict with any degree of certainty the outcome of this matter or determine the extent of any potential liabilities. The Company also cannot provide an estimate of the possible loss or range of loss. Because this action alleges claims on behalf of the Company and purports to seeks a judgment in favor of the Company, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

AG 18, LLC d/b/a/ Arrow Gaming

On August 19, 2021, AG 18, LLC d/b/a/ Arrow Gaming (“Arrow Gaming”) filed a complaint against DraftKings in the United States District Court for the District of New Jersey alleging that DraftKings’ DFS and Casino products infringe four patents. On October 12, 2021, Arrow Gaming filed an amended complaint to add one additional patent.

The Company cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages. The Company also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

Internal Revenue Service

The Company is currently under Internal Revenue Service audit for prior tax years, with the primary unresolved issues relating to excise taxation of fantasy sports contests and informational reporting and withholding. The final resolution of that audit, and other audits or litigation, may differ from the amounts recorded in these consolidated financial statements and may materially affect the Company’s consolidated financial statements in the period or periods in which that determination is made.

Letters of Credit

In connection with the Credit Agreement with Pacific Western Bank, the Company has entered into several letters of credit totaling $4.2 million as of September 30, 2021 and December 31, 2020 for the Company’s leases of office space.

13.	Subsequent Event

On October 18, 2021, the Company made a $25.0 million private placement investment in connection with the closing of the previously announced merger transaction between Horizon Acquisition Corp. and Vivid Seats Inc. (the "Vivid Seats Business Combination"). After the closing of the merger transaction, the Company owns approximately 2.5 million shares of the combined entity's class A common stock. Pursuant to an agreement with Eldridge Industries, LLC, the Company has the option to sell its shares, which were acquired for $10.00 per share, on the business day following the first anniversary of the closing of the Vivid Seats Business Combination, at a price of $9.77 per share.

25

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (the “Report”) and the section entitled “Risk Factors.” Unless otherwise indicated, the terms “DraftKings,” “we,” “us,” or “our” refer to DraftKings Inc., a Nevada corporation, together with its consolidated subsidiaries.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements depend upon events, risks and uncertainties that may be outside of our control. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. You are cautioned that our business and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, our actual results may differ materially from those projected.

Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this Report. Any statements contained herein that are not statements of historical fact may be forward-looking statements.

•	factors relating to our business, operations and financial performance, including:

•	our ability to effectively compete in the global entertainment and gaming industries;

•	our ability to successfully acquire and integrate new operations;

•	our ability to obtain and maintain licenses with gaming authorities;

•	our inability to recognize deferred tax assets and tax loss carryforwards;

•	market and global conditions and economic factors beyond our control, including the potential adverse effects of the ongoing global coronavirus (“COVID-19”) pandemic on capital markets, general economic conditions, unemployment and our liquidity, operations and personnel;

•	intense competition and competitive pressures from other companies worldwide in the industries in which we operate;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting officers, key employees or directors; and

•	litigation and the ability to adequately protect our intellectual property rights.

These risks and other factors include those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC on February 26, 2021 and as amended on Form 10-K/A on May 3, 2021 (the “2020 Annual Report”) and in our Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021. Due to the uncertain nature of these factors, management cannot assess the impact of each factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any of these statements to reflect events or circumstances occurring after the date of this Report. New factors may emerge and it is not possible to predict all factors that may affect our business and prospects.

26

Our Business

We are a digital sports entertainment and gaming company. We provide users with daily fantasy sports (“DFS”), sports betting (“Sportsbook”) and online casino (“iGaming”) opportunities, as well as media and other online consumer product offerings. We are also involved in the design, development, and licensing of sports betting and casino gaming software for online and retail Sportsbooks and casino gaming products, as well as other online consumer product offerings.

Our mission is to make life more exciting by responsibly creating the world’s favorite real-money games and betting experiences. We accomplish this by creating an environment where our users can find enjoyment and fulfillment through DFS, Sportsbook and iGaming. We are also highly focused on our responsibility as a steward of this new era in real-money gaming. Our ethics guide our decision making, both with respect to the tradition and integrity of sports and in our investments in regulatory compliance and consumer protection.

We make deliberate and substantial investments in support of our mission and long-term growth. For example, we have invested in our products and technology in order to continually launch new product innovations, improve marketing, merchandising, and operational efficiency through data science, and deliver a great user experience. We also make significant investments in sales and marketing and incentives to grow and retain our paid user base, including personalized cross-product offers and promotions, and promote brand awareness to attract the “skin-in-the-game” sports fan. Together, these investments have enabled us to create a leading product offering built on scalable technology, while attracting a user base that has resulted in the rapid growth of our business.

Our priorities are to (a) continue to invest in our products and services, (b) launch our product offerings in new geographies, (c) create replicable and predictable state-level unit economics in sports betting and iGaming and (d) expand our consumer offerings. When we launch Sportsbook and iGaming offerings in a new jurisdiction, we invest in user acquisition, retention and cross-selling until the new jurisdiction provides a critical mass of users engaged across our product offerings.

Our current technology is highly scalable with relatively minimal incremental spend required to launch our product offerings in new jurisdictions. We will continue to manage our fixed-cost base in conjunction with our market entry plans and focus our variable spend on marketing, user experience and support and regulatory compliance to become the product of choice for users and maintain favorable relationships with regulators. We expect to improve our profitability over time (excluding the impact of amortization of acquired intangibles) through cost synergies and new opportunities driven by our completed vertical integration of SBTech’s technology and expertise.

Our path to profitability is based on the acceleration of positive contribution profit growth driven by marketing efficiencies as we continue the transition from local to regional to national advertising and scale benefits on the technology development component of our cost of revenue. On a consolidated Adjusted EBITDA basis, we expect to achieve profitability when total contribution profit exceeds the fixed costs of our business, which depends, in part, on the percentage of the U.S. adult population that has access to our product offerings and the other factors summarized in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Basis of Presentation

We operate two complementary business segments: our business-to-consumer (“B2C”) business and our business-to-business (“B2B”) business.

B2C

Our B2C business is comprised of the legacy business of DraftKings Inc., a Delaware corporation (“Old DK”), which includes our DFS, Sportsbook and iGaming product offerings. Across these principal offerings, we offer users a single integrated product that provides one account, one wallet, a centralized payment system and responsible gaming controls. Currently, we operate our B2C segment primarily in the United States.

27

B2B

Our B2B business is primarily comprised of the operations of SBTech, which we acquired on April 23, 2020. Our B2B segment’s principal activities involve the design and development of sports betting and casino gaming software. Our B2B services are delivered through our proprietary software, and our complementary service offerings include trading and risk management and support for reporting, customer management and regulatory reporting requirements. The operations of our B2B segment are concentrated mainly in Europe and the United States. Previously, SBTech offered its services through a reseller model in Asia. On April 1, 2021, the agreement with the reseller was terminated, with a transition period that has already ended.

Impact of COVID-19

The COVID-19 pandemic has adversely impacted global commercial activity, disrupted supply chains and contributed to significant volatility in financial markets. Beginning in 2020 and continuing into 2021, the COVID-19 pandemic adversely impacted many different industries. The ongoing COVID-19 pandemic could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the extent and the duration of the impact of COVID-19. The COVID-19 pandemic therefore presents material uncertainty and risk with respect to us and our performance and could affect our financial results in a materially adverse way.

Since the start of the COVID-19 pandemic, the primary impacts to us have been the suspension, cancellation and rescheduling of sports seasons and sporting events. Beginning in March 2020 and continuing into the first month of the third quarter of 2020, many sports seasons and sporting events, including the MLB regular season, domestic soccer leagues and European Cup competitions, the NBA regular season and playoffs, the NCAA college basketball tournament, the Masters golf tournament, and the NHL regular season and playoffs, were suspended or cancelled. The suspension of sports seasons and sporting events reduced customers’ use of, and spending on, our Sportsbook and DFS product offerings. Starting in the third quarter of 2020 and continuing into the fourth quarter of 2020, major professional sports leagues resumed their activities, many of which were held at limited or reduced capacity. MLB began its season after a three-month delay and also completed the World Series, the NHL resumed its season and completed the Stanley Cup Playoffs, the Masters golf tournament was held, most domestic soccer leagues resumed and several European cup competitions were held, and the NFL season began on its regular schedule. During this period, the NBA also resumed its season, completed the NBA Finals and commenced its 2020 - 2021 season. The suspension and alteration of sports seasons and sporting events in 2020 reduced customers’ use of, and spending on, our Sportsbook and DFS product offerings and caused us to issue refunds for canceled events. In the nine months ended September 30, 2021, many sports seasons continued and most sporting events were held as planned, including the NFL regular season, the NFL Playoffs and Superbowl LV, the NBA regular season and NBA playoffs, the NHL regular season and the NHL Stanley Cup, the NASCAR Cup Series, various NCAA football bowl games, the NCAA college basketball season and tournament, and the UEFA European Football Championship. The continued return of major sports and sporting events generated significant user interest and activity in our Sportsbook and DFS product offerings. However, the possibility remains that sports seasons and sporting events may be suspended, cancelled or rescheduled due to COVID-19 outbreaks.

Our revenue varies based on sports seasons and sporting events amongst other factors, and cancellations, suspensions or alterations resulting from COVID-19 have the potential to adversely affect our revenue, possibly materially. However, our product offerings that do not rely on sports seasons and sporting events, such as iGaming, may partially offset this adverse impact on revenue. DraftKings is also developing more innovative products that do not rely on traditional sports seasons and sporting events, for example, products that permit wagering and contests on events such as eSports and simulated NASCAR.

A significant or prolonged decrease in consumer spending on entertainment or leisure activities would also likely have an adverse effect on demand for our product offerings, reducing cash flows and revenues, and thereby materially harming our business, financial condition and results of operations. In addition, a materially disruptive resurgence of COVID-19 cases or the emergence of additional variants or strains of COVID-19 could cause other widespread or more severe impacts depending on where infection rates are highest. As steps taken to mitigate the spread of COVID-19 necessitated a shift away from a traditional office environment for many employees, we implemented business continuity programs to ensure that employees were safe and that our business continued to function with minimal disruptions to normal work operations while employees worked remotely. We will continue to monitor developments relating to disruptions and uncertainties caused by COVID-19.

28

Financial Highlights and Trends

The following table sets forth a summary of our financial results for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(amounts in thousands)	2021	2020	2021	2020
Revenue (1)	$212,819	$132,836	$822,700	$292,309
Pro Forma Revenue (2)	212,819	132,836	822,700	321,279
Net Loss (1)	(545,028)	(395,661)	(1,196,898)	(989,139)
Pro Forma Net Loss (2)	(545,028)	(395,661)	(1,196,898)	(1,000,360)
Adjusted EBITDA (3)	(313,603)	(197,079)	(548,167)	(304,035)
Pro Forma Adjusted EBITDA (3)	(313,603)	(197,079)	(548,167)	(307,956)

(1)	Due to the timing of the Business Combination, the nine months ended September 30, 2020 reflect B2B/SBTech activity beginning April 24, 2020.

(2)	Assumes that the Business Combination was consummated on January 1, 2019. See “—Comparability of Financial Information” below.

(3)	Adjusted EBITDA and Pro Forma Adjusted EBITDA are non-GAAP financial measures. See “—Non-GAAP Information” below for additional information about these measures and a reconciliation of these measures.

Revenue increased by $80.0 million and $530.4 million in the three and nine months ended September 30, 2021, respectively, compared to the three and nine months ended September 30, 2020, primarily due to the strong performance of our B2C segment as a result of robust customer acquisition and retention and the successful launches of our Sportsbook and iGaming product offerings in additional jurisdictions since the third quarter of 2020. These increases were partially offset by planned promotional investments in the launch of our Sportsbook product offering in two new states in the third quarter of 2021, Arizona and Wyoming, as well as atypical hold rates primarily from NFL wagering. In addition, revenue growth for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020 reflects the resumption of major sporting events when compared to the same period in 2020, which had multiple suspensions and cancellations as a result of COVID-19 that resulted in a reduction in customers’ use of, and spending on, our Sportsbook and DFS product offerings.

Pro forma revenue increased by $501.4 million in the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, mainly reflecting the strong performance of our B2C segment, as discussed above, and an increase in B2B revenues as our B2B business was also negatively impacted in 2020 by COVID-19.

Comparability of Financial Results

On April 23, 2020, we completed the business combination, by and among DEAC, Old DK and SBTech (the “Business Combination”). The Business Combination resulted in, among other things, a considerable increase in amortizable intangible assets and goodwill. The amortization of acquired intangibles has materially increased our consolidated cost of sales (and adversely affected our consolidated gross profit margin) for periods after the acquisition and is expected to continue to do so for the foreseeable future. As a result of the Business Combination, we became a public company listed on The Nasdaq Stock Market LLC and have hired personnel and incurred costs that are necessary and customary for our operations as a public company, which has contributed to, and is expected to continue to contribute to, higher general and administrative costs.

In March 2021, we issued zero-coupon convertible senior notes in an aggregate principal amount of $1,265.0 million, which includes proceeds from the full exercise of the over-allotment option (collectively the “Convertible Notes”). In connection with the pricing of the Convertible Notes and the exercise of the option to purchase additional notes, the Company entered into a privately negotiated capped call transaction (“Capped Call Transactions”). The Capped Call Transactions are expected generally to reduce potential dilution to our Class A common stock upon any conversion of the Convertible Notes. The net cost to enter into the Capped Call Transactions was $124.0 million.

29

We had cash on hand, excluding cash held on behalf of customers, of $2.4 billion as of September 30, 2021, compared to $1.8 billion as of December 31, 2020.

Due to fair value changes throughout the three and nine months ended September 30, 2021, we recorded a gain on remeasurement of warrant liabilities of $7.1 million and a loss on remeasurement of warrant liabilities of $2.9 million, respectively, and a loss on remeasurement of warrant liabilities of $47.9 million and $411.3 million for the three and nine months ended September 30, 2020, respectively.

The following discussion of our results of operations for the three and nine months ended September 30, 2021 includes the financial results of SBTech. Accordingly, our consolidated results of operations for the three and nine months ended September 30, 2021 are not comparable to our consolidated results of operations for prior periods. Our B2C segment results, presented and discussed below, are comparable to DraftKings’ legacy operations and our reported consolidated results for prior periods.

To facilitate comparability between periods, we have included in this Report a supplemental discussion of our results of operations for the three and nine months ended September 30, 2021 compared with our unaudited pro forma results of operations for the three and nine months ended September 30, 2020. The pro forma results for the three and nine months ended September 30, 2020 were prepared giving effect to the Business Combination as if it had been consummated on January 1, 2019, and are based on estimates and assumptions, which we believe are reasonable and consistent with Article 11 of Regulation S-X.

Key Performance Indicators – B2C Operations

Monthly Unique Payers (“MUPs”). MUPs is the average number of unique paid users (“unique payers”) that use our B2C product offerings on a monthly basis.

MUPs is a key indicator of the scale of our B2C user base and awareness of our brand. We believe that year-over-year MUPs is also generally indicative of the long-term revenue growth potential of our B2C segment, although MUPs in individual periods may be less indicative of our longer-term expectations. We expect the number of MUPs to grow as we attract, retain and re-engage users in new and existing jurisdictions and expand our product offerings to appeal to a wider audience.

We define MUPs as the number of unique payers per month who had a paid engagement (i.e., participated in a real-money engagement with one of our B2C product offerings such as DFS contest, sports bet or casino game) across one or more of our product offerings via our technology. For reported periods longer than one month, we average the MUPs for the months in the reported period.

A “unique paid user” or “unique payer” is any person who had one or more paid engagements via our B2C technology during the period (i.e., a user that participates in a paid engagement with one of our B2C product offerings counts as a single unique paid user or unique payer for the period). We exclude users who have made a deposit but have not yet had a paid engagement. Unique payers or unique paid users include users who have participated in a paid engagement with promotional incentives, which are fungible with other funds deposited in their wallets on our technology; the number of these users included in MUPs has not been material to date and a substantial majority of such users are repeat users who have had paid engagements both prior to and after receiving incentives.

30

The charts below present our MUPs for the three and nine months ended September 30, 2021 and 2020:

Average Revenue per MUP (“ARPMUP”). ARPMUP is the average B2C segment revenue per MUP, and this key metric represents our ability to drive usage and monetization of our B2C product offerings. The charts below present our ARPMUP for the three and nine months ended September 30, 2021 and 2020:

31

We define and calculate ARPMUP as the average monthly B2C segment revenue for a reporting period, divided by MUPs (i.e., the average number of unique payers) for the same period.

Our period-on-period increase in MUPs for the three and nine months ended September 30, 2021, compared to the same periods in 2020, primarily reflects strong unique payer retention and acquisition across our Sportsbook and iGaming product offerings as well as the expansion of our Sportsbook and iGaming product offerings into new states. Year-over-year growth in MUPs in the nine months ended September 30, 2021 was also positively impacted by the suspension and cancellation of major sporting events beginning in March of 2020 as a result of COVID-19.

ARPMUP increased in the three and nine months ended September 30, 2021 primarily due to strong customer engagement, a continued mix shift into our Sportsbook and iGaming product offerings and cross-selling our customers into more products. In addition, ARPMUP was positively impacted in the nine months ended September 30, 2021 as the suspension and cancellation of major sporting events that resulted from COVID-19 in the prior year did not reoccur in 2021.

32

Non-GAAP Information

This Report includes Adjusted EBITDA and Pro Forma Adjusted EBITDA, which are non-GAAP performance measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted EBITDA and Pro Forma Adjusted EBITDA are useful in evaluating our operating performance, similar to measures reported by our publicly-listed U.S. competitors, and regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA and Pro Forma Adjusted EBITDA are not intended to be a substitute for any U.S. GAAP financial measure. As calculated, it may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted EBITDA as net loss before the impact of interest income or expense, income tax expense or benefit, depreciation and amortization, and further adjusted for the following items: stock-based compensation, transaction-related costs, non-core litigation, settlement and related costs, non-recurring advocacy and other related legal expenses, remeasurement of warrant liabilities, and certain other non-recurring, non-cash or non-core items, as described in the reconciliation below. We define and calculate Pro Forma Adjusted EBITDA as pro forma net loss (giving effect to the Business Combination as if it were consummated on January 1, 2019) before the impact of interest income or expense, income tax expense or benefit and depreciation and amortization, and further adjusted for the same items as Adjusted EBITDA.

We include these non-GAAP financial measures because they are used by management to evaluate our core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring items (for example, in the case of transaction-related costs and advocacy and other related legal expenses), non-cash expenditures (for example, in the case of depreciation, amortization, remeasurement of warrant liabilities and stock-based compensation), or are not related to our underlying business performance (for example, in the case of interest income and expense and litigation settlement and related costs). Pro Forma Adjusted EBITDA excludes the same categories of expenses and is prepared to give effect to the Business Combination as if it occurred on January 1, 2019.

33

Adjusted EBITDA

The table below presents our Adjusted EBITDA reconciled to our net loss, the closest U.S. GAAP measure, for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(amounts in thousands)	2021	2020	2021	2020
Net loss	$(545,028)	$(395,661)	$(1,196,898)	$(989,139)
Adjusted for:
Depreciation and amortization (1)	30,356	26,595	88,600	49,967
Interest expense (income), net	1,556	(686)	(1,071)	2,253
Income tax provision (benefit)	3,845	(13)	1,654	319
Stock-based compensation (2)	175,664	117,034	499,246	176,362
Transaction-related costs (3)	4,348	3,585	15,261	34,492
Litigation, settlement, and related costs (4)	4,712	2,419	8,933	5,771
Advocacy and other related legal expenses (5)	16,667	—	27,702	—
(Gain) loss on remeasurement of warrant liabilities	(7,091)	47,908	2,905	411,269
Other non-recurring costs, special project costs and non-operating costs (6)	1,368	1,740	5,501	4,671
Adjusted EBITDA	$(313,603)	$(197,079)	$(548,167)	$(304,035)
Adjusted EBITDA by segment:
B2B	$(5,903)	$4,376	$(6,854)	$854
B2C	$(307,700)	$(201,455)	$(541,313)	$(304,889)

(1)	The amounts include the amortization of acquired intangible assets of $20.2 million and $18.8 million for the three months ended September 30, 2021 and 2020, respectively, and $59.9 million and $32.0 million for the nine months ended September 30, 2021 and 2020, respectively.

(2)	The amounts for the three and nine months ended September 30, 2021 primarily reflect stock-based compensation expenses resulting from the issuance of awards under long-term incentive plans. The amounts for the three and nine months ended September 30, 2020, primarily reflect stock-based compensation expenses resulting from the issuance of awards under long-term incentive plans and, for the nine months ended September 30, 2020, the issuance of our Class B shares (which have no economic or conversion rights) to our Chief Executive Officer.

(3)	Includes capital markets advisory, consulting, accounting and legal expenses related to evaluation, negotiation and integration costs incurred in connection with pending or completed transactions and offerings. These costs include those relating to the Business Combination for the three and nine months ended September 30, 2020.

(4)	Includes primarily external legal costs related to litigation and litigation settlement costs deemed unrelated to our core business operations.

(5)	Includes certain non-recurring costs relating to advocacy efforts and other legal expenses in jurisdictions where we do not operate certain products and are actively seeking licensure, or similar approval, for those products. For 2021, those costs primarily relate to California and Florida. The amount excludes other recurring costs relating to advocacy efforts and other legal expenses incurred in jurisdictions where related legislation has been passed and we currently operate.

(6)	Includes primarily consulting, advisory and other costs relating to non-recurring items and special projects, including the implementation of internal controls over financial reporting, as well as our equity method share of the investee’s losses.

34

Pro Forma Adjusted EBITDA

The table below presents our Actual Non-GAAP Adjusted EBITDA reconciled to net loss for the nine months ended September 30, 2021, compared to a similar reconciliation of our Non-GAAP Pro Forma Adjusted EBITDA to our pro forma net income for the same period in 2020:

	Nine months ended September 30,
	2021	2020
(amounts in thousands)	Actual	Pro Forma
Net loss	$(1,196,898)	$(1,000,360)
Adjusted for:
Depreciation and amortization (1)	88,600	73,252
Interest (income) expense, net	(1,071)	2,713
Income tax provision (benefit)	1,654	3,904
Stock-based compensation (2)	499,246	187,239
Transaction-related costs (3)	15,261	3,585
Litigation, settlement, and related costs (4)	8,933	5,771
Advocacy and other related legal expenses (5)	27,702	—
Loss on remeasurement of warrant liabilities	2,905	411,269
Other non-recurring costs, special project costs and non-operating costs (6)	5,501	4,671
Pro forma Adjusted EBITDA	$(548,167)	$(307,956)

(1)	The amounts include the amortization of acquired intangible assets of $59.9 million and $54.1 million for the nine months ended September 30, 2021 and 2020, respectively.

(2)	The amounts for the three and nine months ended September 30, 2020, primarily reflect stock-based compensation expenses resulting from the issuance of awards under long-term incentive plans and, for the nine months ended September 30, 2020, the issuance of our Class B shares (which have no economic or conversion rights) to our Chief Executive Officer and the satisfaction of the performance condition, immediately prior to the consummation of the Business Combination, on stock-based compensation awards granted to SBTech employees in prior periods.

(3)	Includes capital markets advisory, consulting, accounting and legal expenses related to evaluation, negotiation and integration costs incurred in connection with pending or completed transactions and offerings. The transaction costs related to the Business Combination described in footnote 1 to the preceding table have been eliminated in calculating our pro forma net income for the nine months ended September 30, 2020 pursuant to the principles of Article 11 of Regulation S-X.

(4)	Includes primarily external legal costs related to litigation and litigation settlement costs deemed unrelated to our core business operations.

(5)	Includes certain non-recurring costs relating to advocacy efforts and other legal expenses in jurisdictions where we do not operate certain products and are actively seeking licensure, or similar approval, for those products. For 2021, those costs primarily relate to California and Florida. The amount excludes other recurring costs relating to advocacy efforts and other legal expenses incurred in jurisdictions where related legislation has been passed and we currently operate.

(6)	Includes primarily consulting, advisory and other costs relating to non-recurring items and special projects, including the implementation of internal controls over financial reporting, as well as our equity method share of the investee’s losses.

35

Results of Operations

Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020

The following table sets forth a summary of our consolidated results of operations for the interim periods indicated, and the changes between periods.

	Three months ended September 30,
(amounts in thousands, except percentages)	2021	2020	$ Change	% Change
Revenue	$212,819	$132,836	$79,983	60.2%
Cost of revenue	170,749	96,569	(74,180)	(76.8)%
Sales and marketing	303,658	203,339	(100,319)	(49.3)%
Product and technology	65,222	53,909	(11,313)	(21.0)%
General and administrative	219,706	127,376	(92,330)	(72.5)%
Loss from operations	(546,516)	(348,357)	(198,159)	(56.9)%
Interest (expense) income, net	(1,556)	686	(2,242)	(326.8)%
Gain (loss) on remeasurement of warrant liabilities	7,091	(47,908)	54,999	114.8%
Loss before income tax provision (benefit) and loss from equity method investment	(540,981)	(395,579)	(145,402)	(36.8)%
Income tax provision (benefit)	3,845	(13)	(3,858)	(29,676.9)%
Loss from equity method investment	202	95	(107)	(112.6)%
Net loss	$(545,028)	$(395,661)	$(149,367)	(37.8)%

Revenue. Revenue increased $80.0 million, or 60.2%, to $212.8 million in the three months ended September 30, 2021, from $132.8 million in the three months ended September 30, 2020. The increase was attributable to $85.4 million in incremental B2C segment revenue, partially offset by a decrease of B2B segment revenue of $5.5 million.

The $85.4 million increase in our B2C segment revenue was primarily attributable to our online gaming revenues which increased $76.8 million, or 77.2%, to $176.3 million in the three months ended September 30, 2021, from $99.5 million in the three months ended September 30, 2020. The remaining increase in our B2C segment revenue was attributable to "Other" revenues, which primarily includes media and retail Sportsbooks.

Online gaming revenue grew in the three months ended September 30, 2021 due to MUPs increasing by 31.2% and ARPMUP increasing by 37.6% as compared to the three months ended September 30, 2020.

Compared to the prior year period, online gaming revenue increased in the three months ended September 30, 2021 due to the ongoing legalization of online sports betting and iGaming throughout the country. Since the three months ended September 30, 2020, we launched our online Sportsbook product offering in Arizona, Michigan, Tennessee, Virginia and Wyoming, our iGaming product offering in Michigan, and we continued to increase customer engagement with our Sportsbook and iGaming product offerings in previously launched states. These increases were partially offset by planned promotional investments in launches of our Sportsbook product offering in two new states in the third quarter of 2021, Arizona and Wyoming, as well as atypical hold rates primarily from NFL wagering.

36

Cost of Revenue. Cost of revenue increased $74.2 million, or 76.8%, to $170.7 million in the three months ended September 30, 2021, from $96.6 million in the three months ended September 30, 2020. Of this increase, $5.7 million was attributable to the B2B segment.

Excluding the impact of our B2B segment, the cost of revenue increase would have been $68.5 million, reflecting growth in revenue from the expanded product and geographic footprint of our B2C segment, including the launch of our Sportsbook product offering in Wyoming and Arizona in the three months ended September 30, 2021. The $68.5 million cost of revenue increase can be primarily attributed to an increase in our variable expenses such as product taxes and payment processing fees, which increased $32.5 million and $14.2 million, respectively. The remaining increase was primarily attributable to variable platform costs and revenue share arrangements resulting from additional customer activity.

B2C segment cost of revenue as a percentage of B2C revenue increased by 6.3 percentage points to 72.5% in the three months ended September 30, 2021 from 66.2% in the three months ended September 30, 2020, reflecting our changed revenue mix from our more mature DFS product offering to our iGaming and Sportsbook product offerings as well as higher promotional investment in new geographies. In addition, the launch of our Sportsbook product offering in Wyoming and Arizona resulted in negative revenue in the three months ended September 30, 2021. However, as a result of customer activity in these states we incurred variable expenses that are not based on net revenue including payment processing fees and revenue share arrangements. In general, our iGaming and Sportsbook product offerings produce revenue at a higher cost per revenue dollar relative to our more mature DFS product offering.

Sales and Marketing. Sales and marketing expense increased $100.3 million, or 49.3%, to $303.7 million in the three months ended September 30, 2021, from $203.3 million in the three months ended September 30, 2020. Our B2C segment accounted for substantially all of this increase with $72.8 million of the increase resulting from activities to acquire and retain players, such as marketing costs including advertising and development of marketing campaigns, as well as headcount and technology associated with analyzing, developing and deploying those campaigns. The remainder of the increase primarily resulted from an increase in various team and league sponsorships.

Product and Technology. Product and technology expense increased $11.3 million, or 21.0%, to $65.2 million in the three months ended September 30, 2021 from $53.9 million in the three months ended September 30, 2020, of which $6.1 million was attributable to our B2B segment. The remaining increase of $5.2 million primarily reflects additions to our product operations and engineering headcount in our B2C segment.

General and Administrative. General and administrative expense increased $92.3 million, or 72.5%, to $219.7 million in the three months ended September 30, 2021 from $127.4 million in the three months ended September 30, 2020. Our B2C segment accounted for substantially all of this increase, primarily driven by an increase in stock-based compensation expense of $47.8 million from the issuance of awards granted under our long-term incentive plans. The remainder of the increase was primarily attributable to an increase in personnel costs reflecting headcount growth and an increase in certain non-recurring costs relating to advocacy efforts and other legal expenses in jurisdictions where we do not operate certain products and are actively seeking licensure, or similar approval, for those products.

Interest (Expense) Income. Interest expense was $1.6 million in the three months ended September 30, 2021 compared to interest income of $0.7 million in the three months ended September 30, 2020.

Gain (Loss) on Remeasurement of Warrant Liabilities. We recorded a gain on remeasurement of warrant liabilities of $7.1 million in the three months ended September 30, 2021, compared to a loss of $47.9 million in the three months ended September 30, 2020 primarily due to changes in the underlying share price of our class A common stock.

37

Net Loss. Net loss increased by $149.4 million to $545.0 million in the three months ended September 30, 2021 from $395.7 million in the three months ended September 30, 2020, for the reasons discussed above.

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

The following table sets forth a summary of our consolidated results of operations for the interim periods indicated, and the changes between periods.

	Nine months ended September 30,
(amounts in thousands, except percentages)	2021	2020	$ Change	% Change
Revenue	$822,700	$292,309	$530,391	181.4%
Cost of revenue	540,980	187,315	(353,665)	(188.8)%
Sales and marketing	703,056	303,233	(399,823)	(131.9)%
Product and technology	184,016	102,499	(81,517)	(79.5)%
General and administrative	587,509	274,180	(313,329)	(114.3)%
Loss from operations	(1,192,861)	(574,918)	(617,943)	(107.5)%
Interest income (expense), net	1,071	(2,253)	3,324	147.5%
Loss on remeasurement of warrant liabilities	(2,905)	(411,269)	408,364	99.3%
Loss before income tax provision and loss from equity method investment	(1,194,695)	(988,440)	(206,255)	(20.9)%
Income tax provision	1,654	319	(1,335)	(418.5)%
Loss from equity method investment	549	380	(169)	(44.5)%
Net loss	$(1,196,898)	$(989,139)	$(207,759)	(21.0)%

Revenue. Revenue increased $530.4 million, or 181.4%, to $822.7 million in the nine months ended September 30, 2021, from $292.3 million in the nine months ended September 30, 2020. The increase was partially attributable to $38.4 million in incremental B2B segment revenue primarily related to a full period of SBTech’s results in the nine months ended September 30, 2021 compared to a partial period of SBTech’s results in the nine months ended September 30, 2020 (SBTech was acquired on April 23, 2020).

Excluding the impact of our B2B segment, revenue would have increased by $491.9 million in the nine months ended September 30, 2021, which is primarily attributable to our online gaming revenues which increased $468.6 million, or 196.4%, to $707.1 million in the nine months ended September 30, 2021 from $238.6 million in the nine months ended September 30, 2020. The remaining increase in revenue was attributable to "Other" revenues, which primarily includes media and retail Sportsbook.

Online gaming revenue grew in the nine months ended September 30, 2021 due to MUPs increasing by 96.6% and ARPMUP increasing by 50.9% as compared to the nine months ended September 30, 2020.

Compared to the prior year period, online gaming revenue increased in the nine months ended September 30, 2021 due to the ongoing legalization of online sports betting and iGaming throughout the country. Since the September 30, 2020, we launched our online Sportsbook product offering in Arizona, Michigan, Tennessee, Virginia and Wyoming, our iGaming product offering in Michigan, and we continued to increase customer engagement with our Sportsbook and iGaming product offerings in previously launched states.

Cost of Revenue. Cost of revenue increased $353.7 million, or 188.8%, to $541.0 million in the nine months ended September 30, 2021, from $187.3 million in the nine months ended September 30, 2020. Of this increase, $52.3 million was attributable to our B2B segment, including an increase of $27.9 million in amortization of acquired intangibles.

Excluding the impact of our B2B segment, the cost of revenue increase would have been $301.4 million, reflecting the growth in revenue from our expanded product and geographic footprint of our B2C segment including the launch of our Sportsbook product offering in Wyoming and Arizona in the nine months ended September 30, 2021. The $301.4 million cost of revenue increase can be primarily attributed to an increase in our variable expenses such as product taxes and payment processing fees, which increased $155.1 million and $51.7 million, respectively. The remaining increase was primarily attributable to variable platform costs and revenue share arrangements resulting from additional customer activity.

38

B2C segment cost of revenue as a percentage of B2C revenue increased by 3.1 percentage points to 59.7% in the nine months ended September 30, 2021 from 56.6% in the nine months ended September 30, 2020, reflecting our changed revenue mix from our more mature DFS product offering to our iGaming and Sportsbook product offerings as well as higher promotional investment in new geographies. In addition, the launch of our Sportsbook product offering in Wyoming and Arizona resulted in negative revenue in the nine months ended September 30, 2021. However, as a result of customer activity we incurred variable expenses that are not based on net revenue including payment processing fees and revenue share arrangements. In general, our iGaming and Sportsbook product offerings produce revenue at a higher cost per revenue dollar relative to our more mature DFS product offering.

Sales and Marketing. Sales and marketing expense increased $399.8 million, or 131.9%, to $703.1 million in the nine months ended September 30, 2021, from $303.2 million in the nine months ended September 30, 2020. Our B2C segment accounted for substantially all of this increase with $305.9 million of the increase resulting from activities to acquire and retain players, such as marketing costs including advertising and development of marketing campaigns, as well as headcount and technology associated with analyzing, developing and deploying those campaigns. The remainder of the increase primarily resulted from an increase in various team and league sponsorships.

Product and Technology. Product and technology expense increased $81.5 million, or 79.5%, to $184.0 million in the nine months ended September 30, 2021 from $102.5 million in the nine months ended September 30, 2020, of which $38.3 million was attributable to the B2B segment. Excluding the impact of our B2B segment, the increase would have been $43.3 million and primarily reflects an increase in stock-based compensation expense of $26.5 million. The remainder of the increase primarily reflects additions to our product operations and engineering headcount in our B2C segment.

General and Administrative. General and administrative expense increased $313.3 million, or 114.3%, to $587.5 million in the nine months ended September 30, 2021 from $274.2 million in the nine months ended September 30, 2020. Of this increase, $14.2 million was attributable to the B2B segment. Excluding the impact of our B2B segment, the increase would have been $299.1 million. Our B2C segment accounted for substantially all of this increase, primarily driven by an increase in stock-based compensation expense of $243.5 million from the issuance of awards granted under our long-term incentive plans. The remainder of the increase was primarily attributable to an increase in personnel costs reflecting headcount growth and an increase in certain non-recurring costs relating to advocacy efforts and other legal expenses in jurisdictions where we do not operate certain products and are actively seeking licensure, or similar approval, for those products.

Interest Income (Expense). Interest income was $1.1 million in the nine months ended September 30, 2021 compared to interest expense of $2.3 million in the nine months ended September 30, 2020.

Loss on Remeasurement of Warrant Liabilities. We recorded a loss on remeasurement of warrant liabilities of $2.9 million in the nine months ended September 30, 2021, compared to a loss of $411.3 million in the nine months ended September 30, 2020 primarily due to changes in the underlying share price of our class A common stock.

Net Loss. Net loss increased by $207.8 million to $1,196.9 million in the nine months ended September 30, 2021 from $989.1 million in the nine months ended September 30, 2020, for the reasons discussed above.

39

Results of Operations for the Nine Months Ended September 30, 2021 Compared to the Supplemental Unaudited Pro Forma Results of Operations for the Nine Months Ended September 30, 2020

Set forth below are our results of operations for the nine months ended September 30, 2021, compared with the pro forma results of operations for the nine months ended September 30, 2020. These pro forma results assume that the acquisition of SBTech, which is the primary component of our B2B segment, occurred on January 1, 2019 and are based on estimates and assumptions which we believe are reasonable. They are not the results that would have been realized had the acquisition of SBTech actually occurred on January 1, 2019 and are not indicative of our consolidated results of operations for future periods.

	Nine months ended September 30,
	2021	2020	$ Change	% Change
(amounts in thousands, except percentages)	Actual	Pro Forma
Revenue	$822,700	$321,279	$501,421	156.1%
Cost of revenue	540,980	218,177	(322,803)	(148.0)%
Sales and marketing	703,056	307,530	(395,526)	(128.6)%
Product and technology	184,016	120,070	(63,946)	(53.3)%
General and administrative	587,509	257,596	(329,913)	(128.1)%
Loss from operations	(1,192,861)	(582,094)	(610,767)	(104.9)%
Interest income (expense), net	1,071	(2,713)	3,784	139.5%
Loss on remeasurement of warrant liabilities	(2,905)	(411,269)	408,364	99.3%
Loss before income tax provision and loss from equity method investment	(1,194,695)	(996,076)	(198,619)	(19.9)%
Income tax provision	1,654	3,904	2,250	57.6%
Loss from equity method investment	549	380	(169)	(44.5)%
Net loss	$(1,196,898)	$(1,000,360)	$(196,538)	(19.6)%

Revenue. Revenue increased $501.4 million, or 156.1%, to $822.7 million in the nine months ended September 30, 2021 from pro forma revenue of $321.3 million in the nine months ended September 30, 2020. Of this increase, $491.9 million was attributable to the performance of our B2C segment, as discussed above.

Cost of Revenue. Cost of revenue increased $322.8 million, or 148.0%, to $541.0 million in the nine months ended September 30, 2021 from pro forma cost of revenue of $218.2 million in the nine months ended September 30, 2020. Of this increase, $301.4 million was attributable to the performance of our B2C segment, as discussed above.

Sales and Marketing. Sales and marketing expense increased $395.5 million, or 128.6%, to $703.1 million in the nine months ended September 30, 2021, from pro forma sales and marketing expense of $307.5 million in the nine months ended September 30, 2020. Substantially all of the increase was attributable to the performance of our B2C segment, as discussed above.

Product and Technology. Product and technology expense increased by $63.9 million, or 53.3%, to $184.0 million in the nine months ended September 30, 2021, from pro forma product and technology expense of $120.1 million in the nine months ended September 30, 2020. Of this increase, $43.3 million was attributable to the performance of our B2C segment, as discussed above. The remaining increase was attributable to the pro forma performance of the B2B segment, driven mainly by an increase in stock-based compensation awards and increased headcount.

General and Administrative. General and administrative expense increased $329.9 million, or 128.1%, to $587.5 million in the nine months ended September 30, 2021, from pro forma general and administrative expense of $257.6 million in the nine months ended September 30, 2020. Of this increase, $299.1 million was attributable to the performance of our B2C segment, as discussed above. The remaining increase was attributable to the pro forma performance of the B2B segment, driven primarily by an increase in stock-based compensation awards and increased headcount.

Interest Income (Expense). Interest income was $1.1 million in the nine months ended September 30, 2021, compared to pro forma interest expense of $2.7 million in the nine months ended September 30, 2020.

Loss on Remeasurement of Warrant Liabilities. We recorded a loss on remeasurement of warrant liabilities of $2.9 million in the nine months ended September 30, 2021, compared to a loss of $411.3 million in the nine months ended September 30, 2020 primarily due to changes in the underlying share price of our class A common stock.

Net Loss. Net loss increased by $196.5 million to $1,196.9 million in the nine months ended September 30, 2021, from pro forma net loss of $1,000.4 million in the nine months ended September 30, 2020, for the reasons discussed above.

40

Liquidity and Capital Resources

We had $2.4 billion in cash and cash equivalents as of September 30, 2021 (excluding player cash, which we segregate from our operating cash balances on behalf of our paid users for all jurisdictions and products). We believe our cash on hand is sufficient to meet our current working capital and capital expenditure requirements for a period of at least twelve months from the date of this filing, irrespective of the continuing impact of COVID-19.

Debt

In March 2021, we issued zero-coupon convertible senior notes in an aggregate principal amount of $1,265.0 million. The Convertible Notes mature on March 15, 2028, subject to earlier conversion, redemption or repurchase. In connection with the pricing of the Convertible Notes and the exercise of the option to purchase additional Convertible Notes, we entered into privately negotiated capped call transactions (“Capped Call Transactions”). The Capped Call Transactions are expected generally to reduce potential dilution to our Class A common stock upon any conversion of the Convertible Notes. The net cost of $124.0 million incurred to enter into the Capped Call Transactions was recorded as a reduction to additional paid-in capital on the Company’s consolidated balance sheet.

We also have a revolving credit facility with Pacific Western Bank with a current limit of $60.0 million. The facility is scheduled to mature on March 1, 2022. As of September 30, 2021, $4.2 million of the amount available under the facility was applied to the issuance of letters of credit in connection with our office leases. $55.8 million was available for borrowing under the revolving credit facility as of the date of this Report.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine months ended September 30,
(amounts in thousands)	2021	2020
Net cash used in operating activities	$(247,261)	$(127,859)
Net cash used in investing activities	(118,695)	(211,633)
Net cash provided by financing activities	1,134,129	1,515,940
Effect of foreign exchange rates on cash and cash equivalents and restricted cash	1,884	1,358
Net increase in cash and cash equivalents and restricted cash	770,057	1,177,806
Cash and cash equivalents and restricted cash at beginning of period	2,104,976	220,533
Cash and cash equivalents and restricted cash at end of period	$2,875,033	$1,398,339

Operating Activities. Net cash used in operating activities in the nine months ended September 30, 2021 was $247.3 million, compared to $127.9 million in the nine months ended September 30, 2020, mainly reflecting our $207.8 million higher net loss, for the reasons discussed above, net of non-cash cost items. Non-cash cost items decreased $59.5 million period-over-period, driven primarily by a decrease in loss on remeasurement of warrants liabilities and partially offset by an increase in stock-based compensation expense and depreciation and amortization. The increase in these cash outflows was partially offset by improvements in operating working capital of $147.9 million primarily due to an increase in cash provided by our accounts payable and accrued expenses and liabilities due to users.

Investing Activities. Net cash used in investing activities during the nine months ended September 30, 2021 decreased by $92.9 million to $118.7 million from $211.6 million during the same period in 2020, mainly reflecting the cash portion of consideration paid to SBTech shareholders in connection with the Business Combination during the second quarter of 2020.

Financing Activities. Net cash provided by financing activities during the nine months ended September 30, 2021 decreased by $381.8 million to $1,134.1 million from $1,515.9 million during the same period in 2020. Although we completed a convertible debt offering during the nine months ended September 30, 2021, there were additional activities that occurred during the nine months ended September 30, 2020 that caused cash provided by financing activities to decrease when comparing these periods. Such activities that occurred during the nine months ended September 30, 2020 include the recapitalization of DEAC shares and net proceeds of $201.5 million that primarily related to the exercise of our public warrants, which became exercisable following the Business Combination, and net proceeds of $620.8 million received in connection with a secondary public offering.

41

Commitments and Contingencies

Refer to Note 12 of our unaudited condensed consolidated financial statements included elsewhere in this Report for a summary of our commitments as of September 30, 2021.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ materially from these estimates.

During the three months ended September 30, 2021, there were no changes to the critical accounting policies discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC on February 26, 2021 and as amended on Form 10-K/A on May 3, 2021 (the “2020 Annual Report”). For a complete discussion of our critical accounting policies, refer to the 2020 Annual Report.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

There have been no significant changes in our exposure to market risk during the three months ended September 30, 2021. Refer to Item 7A. Quantitative and Qualitative Disclosures about Market Risk in our 2020 Annual Report.

Item 4.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of September 30, 2021. As a result of the restatement of our Original Annual Report, the Company has concluded that there was a material weakness in its operation of controls over the classification and accounting for its Warrants in accordance with Accounting Standards Codification 815-40, and solely as a result of the material weakness, its Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2021.

Notwithstanding this material weakness described above, we have concluded that the Company’s condensed consolidated financial statements included in this Quarterly Report on Form 10-Q present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the periods presented, in conformity with U.S. GAAP.

42

Remediation of Material Weakness

To remediate the material weakness, we studied and clarified our understanding of the accounting for contracts that may be settled in our own stock, such as warrants, as highlighted in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”), issued on April 12, 2021 (the “SEC Statement”) and enhanced the accounting policy, controls and procedures related to the accounting for such contracts to determine proper accounting in accordance with U.S. GAAP as clarified by the SEC Statement. We accounted for our Warrants as of and for the three and nine months ended September 30, 2021 in accordance with the SEC Statement. While these actions are subject to ongoing management evaluation, including the validation and testing of internal controls over a sustained period of financial reporting cycles, we are committed to remediating internal controls deficiencies as they are identified and committed to the continuous improvement of its overall controls environment.

Changes in Internal Control Over Financial Reporting

Other than as described above under “Remediation of Material Weakness” above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, as specified above. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met.

43

PART II. —OTHER INFORMATION

Item 1.	Legal Proceedings.

We are involved in a number of legal proceedings (including those described below) concerning matters arising in connection with the conduct of our business activities. These proceedings are at varying stages, and many of these proceedings seek an indeterminate amount of damages. We regularly evaluate the status of the legal proceedings in which we are involved to assess whether a loss is probable or there is a reasonable possibility that a loss or an additional loss may have been incurred and to determine if accruals are appropriate. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

For certain cases described on the following pages, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in various stages; (ii) damages have not been sought; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories to be presented or a large number of parties involved. For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

In Re: Daily Fantasy Sports Litigation (Multi-District Litigation)

Between late 2015 and early 2016, certain individuals who allegedly registered and competed in daily sports fantasy contests on our and FanDuel’s websites, and their family members, filed numerous actions (primarily purported class actions) against us, FanDuel, and other related parties (the “DFS defendants”) in courts across the United States. In February 2016, these actions were consolidated in a multi-district litigation in the U.S. District Court for the District of Massachusetts. On September 2, 2016, the consolidated group of plaintiffs filed their First Amended Master Class Action Complaint, superseding their original class action complaint, which superseded their individual complaints.

The plaintiffs assert 27 claims arising under both state and federal law against the DFS defendants. The plaintiffs’ claims against us generally fall into four categories: (1) our online daily fantasy sports contests constitute illegal gambling; (2) we promulgated false or misleading advertisements that emphasized the ease of play and likelihood of winning; (3) we induced consumers to lose money through a deceptive bonus program; and (4) we allowed our employees to participate in competitors’ fantasy sports contests using non-public information, which gave such employees an unfair advantage over other contestants. The plaintiffs seek money damages, equitable relief, and disgorgement of gains against us.

On November 16, 2016, the DFS defendants filed a motion to compel arbitration against all named plaintiffs except one plaintiff asserting claims against the DFS defendants as a concerned citizen of the State of Florida (the “Concerned Citizen Claims”). On November 27, 2019, the Court granted the DFS defendants’ motion to compel arbitration with respect to all named plaintiffs other than a small set of plaintiffs who are family members of individuals who have DraftKings or FanDuel accounts and who assert claims under various state laws regarding gambling (the “Family Member Plaintiffs”). On March 9, 2020, the DFS defendants moved to dismiss the Family Member Plaintiffs’ claims and the Concerned Citizen Claims. On April 7, 2020, an opposition to the motion to dismiss the Concerned Citizen Claim was filed. On April 20, 2020, the Family Member Plaintiffs filed their opposition to the DFS defendants’ motion to dismiss, and on April 29, 2020, the Family Member Plaintiffs filed a motion for leave to amend the First Amended Master Class Action Complaint. On May 11, 2020, the DFS defendants filed their reply in support of their motion to dismiss the Family Member Plaintiffs’ claims and the Concerned Citizen Claim, and on May 13, 2020, the DFS defendants filed their opposition to the Family Member Plaintiffs’ motion for leave to amend the First Amended Master Class Action Complaint. On March 5, 2020, one named plaintiff with respect to whom the motion to compel was granted filed a renewed motion to remand his case to state court. On May 29, 2020, we filed an opposition to that motion.

44

On March 3, 2021, DraftKings and the plaintiffs (other than the Family Member Plaintiffs) filed in Court a joint motion for preliminary approval of a proposed settlement, which the Court approved on June 15, 2021. The proposed settlement is subject to final approval by the Court. On October 6, 2021, the court entered judgment and an order approving a settlement and dismissing the claims with prejudice brought by all plaintiffs except the Family Member Plaintiffs and the Concerned Citizen Claims. Once the settlement agreement becomes effective, the only remaining plaintiffs will be the Family Member Plaintiffs and the Concerned Citizen Claims.

We intend to vigorously defend this case. If the plaintiffs were to obtain a judgment in their favor in this lawsuit, we may be subject to substantial damages and we may have to withdraw our DFS operations in certain states. We have established an accrual for this matter. We cannot predict with any degree of certainty the outcome of this suit.

Despite the potential for significant damages, we do not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on our financial condition, although the outcome could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

1,000 Mass Arbitration Demands Filed by One Law Firm

On October 21, 2019, a law firm filed 1,000 “mass arbitrations” against us with the American Arbitration Association (“AAA”) on behalf of purported DraftKings users that assert claims similar to those in the multi-district litigation described above. The 1,000 arbitration demands are virtually identical. The law firm that filed the arbitrations has expressed an intention to file a total of more than 20,000 such “mass arbitrations” against us. If these “mass arbitrations” were to proceed, they could result in significant costs to us, which could include a minimum range of $3,200 to $4,700 in fees per arbitration. Consequently, the legal costs incurred by us in connection with defending such arbitrations and any adverse judgments issued in any arbitration, could result in a significant cost to us.

We dispute the law firm’s ability to file “mass arbitrations” against us, among other reasons, because they violate our terms of use that require claims be brought on an individual basis and not be consolidated or joined in any other arbitration or proceeding involving a claim of any other party.

After the law firm filed the 1,000 “mass arbitrations,” the AAA informed us in writing that it would close their files on, and decline to administer, the 1,000 “mass arbitrations” unless we waived two provisions in our terms of use and that the parties would then be free to bring their claims in court. We elected not to waive the subject terms of use provisions.

On November 6, 2020, the same law firm filed a complaint against DraftKings in Massachusetts Superior Court (Suffolk County), entitled Aaron Abramson, et al. v. DraftKings. In Abramson, the same law firm is seeking, among other things, to compel arbitration against DraftKings on behalf of nine-hundred and ninety-nine (999) individuals. On January 4, 2021, DraftKings and plaintiffs filed a Joint Motion to Transfer Action to Business Litigation Section, which the court allowed and sent notice dated March 1, 2021, to the parties. On March 2, 2021, the same law firm filed with the court (1) Plaintiffs’ Motion to Compel Individual Arbitration and Stay Litigation, DraftKings’ opposition to this motion and Plaintiffs’ reply; and (2) Counter-Defendants’ Answer and Affirmative Defenses to Counter-Claimant DraftKings Inc.’s Counterclaim for Declaratory Relief (the Counterclaim was filed by DraftKings on January 5, 2021). On March 19, 2021, DraftKings filed its Motion to Dismiss the Complaint for Lack of Subject Matter Jurisdiction and Failure to State a Claim, Plaintiffs’ opposition and DraftKings’ reply. The Company has established an accrual for this matter.

45

On August 7, 2021, DraftKings entered into a confidential settlement agreement which, among other things, resolved the Abramson lawsuit. On or about September 8, 2021, the plaintiffs and DraftKings filed a joint dismissal (without prejudice) of the Abramson lawsuit.

Attorney General of Texas

On January 19, 2016, the Texas Attorney General issued an opinion letter that “odds are favorable that a court would conclude that participation in paid daily fantasy sports leagues constitutes illegal gambling” under Texas law. In response to the opinion letter, we sued the Texas Attorney General on March 4, 2016 in Dallas County, Texas.

The lawsuit makes five claims: (1) a claim for a declaratory judgment that daily fantasy sports contests do not violate Texas law; (2) a claim of denial of due process under the Fifth and Fourteenth Amendments to the U.S. Constitution; (3) a claim of denial of due course of law under Article I of the Texas Constitution; (4) a claim of denial of equal protection under the Fourteenth Amendment to the U.S. Constitution; and (5) a claim of denial of equal rights under Article I of the Texas Constitution. We are also seeking reimbursement of our costs and attorneys’ fees.

On May 2, 2016, the Texas Attorney General filed a motion to transfer venue to Travis County, Texas. On April 16, 2018, the parties filed a notice of agreed non-suit without prejudice, and we re-filed our lawsuit against the Texas Attorney General in Travis County. On April 17, 2018, the Dallas County court granted the parties’ agreed non-suit without prejudice, thereby dismissing the Dallas County lawsuit without prejudice.

On May 24, 2018, the Texas Attorney General answered the complaint filed in Travis County, Texas.

FanDuel filed a petition in intervention on August 24, 2018, seeking essentially the same relief as DraftKings seeks. The Court entered an updated scheduling order setting the case for a non-jury trial on April 20, 2021. The parties subsequently filed an agreed motion to extend the scheduling order seeking, among other things, to change the non-jury trial date to September 26, 2022.

We intend to vigorously pursue our claims. In the event a court ultimately determines that daily fantasy sports contests violate Texas law, that determination could cause financial harm to us and loss of business in Texas.

We cannot predict with any degree of certainty the outcome of these matters or determine the extent of any potential liabilities.

We do not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on our financial condition, although the outcome could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Interactive Games LLC

On June 14, 2019, Interactive Games LLC (“IG”) filed suit against us in the U.S. District Court for the District of Delaware. In the Complaint, IG alleges that our daily fantasy sports product offering ("DFS") infringes two patents: U.S. Patent No. 8,956,231 (the “231 Patent”), which is entitled “Multi-process communication regarding gaming information” and U.S. Patent No. 8,974,302 (the “302 Patent”), which is entitled “Multi-process communication regarding gaming information.” That same Complaint alleges that our Sportsbook product offering infringes two additional patents: U.S. Patent No. 8,616,967 (the “967 Patent”), which is entitled “System and method for convenience gaming” and U.S. Patent No. 9,430,901 (the “901 Patent”), which is entitled “System and method for wireless gaming with location determination.” All four of these patents are collectively referred to as the “IG Patents.”

In response to the Complaint, we filed a Motion to Dismiss the Complaint under 35 U.S.C. Section 101, asserting the IG Patents are directed to non-patentable subject matter. The Court has not yet ruled on that Motion.

On June 17, 2020, we filed petitions for IPRs with the PTAB challenging the validity of each of the IG Patents. The PTAB instituted review for the ‘901, ‘231, and ‘967 patents but denied institution for the ‘302 Patent. On February 5, 2021, we filed a request for rehearing regarding the decision on the ‘302 Patent, which was denied by the PTAB on March 2, 2021. On October 13, 2021, the PTAB heard oral argument on the ’901, ’231, and ’967 patents.

46

We intend to vigorously defend this case. In the event that a court ultimately determines that we are infringing the asserted patents, we may be subject to substantial damages, which may include treble damages and/or an injunction that could require us to modify certain features that we currently offer.

We cannot predict with any degree of certainty the outcome of these matters or determine the extent of any potential liabilities. We also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, we do not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on our financial condition, although the outcome could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Winview Inc.

On July 7, 2021, Winview Inc., a Delaware Corporation (“Winview”) filed suit against DraftKings Inc., a Nevada Corporation in the U.S. District Court for the District of New Jersey. In the complaint, Winview alleges that DraftKings infringes two patents: U.S. Patent No. 9,878,243 (“the ’243 Patent”), entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming” and U.S. Patent No. 10,721,543 (“the ’543 Patent”), entitled “Method of and System for Managing Client Resources and Assets for Activities on Computing Devices”. The allegations based on the ’243 patent are directed to Sportsbook, and the allegations based on the ‘543 patent are directed to both Sportsbook and DFS. DraftKings has not been served with the complaint.

On July 28, 2021, Winview filed an amended complaint, in which it alleges that DraftKings infringes two additional patents: U.S. Patent No. 9,993,730 (“the ’730 Patent”), entitled "Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming”, and U.S. Patent No. 10,806,988 (“the ’988 Patent”), entitled “Method Of and System For Conducting Multiple Contests of Skill with a Single Performance”. The allegations based on the ‘730 Patent are directed at Sportsbook, and the allegations based on the ‘988 patent are directed at DFS.

On October 4, 2021, we filed a motion to dismiss Winview’s direct infringement claims for the ’543 and ’730 patents, as well as its claims for willful, induced, and contributory infringement for all four asserted patents. On October 29, 2021, the parties filed a stipulation that allows Winview to file a Second Amended Complaint on or before November 15, 2021, which the Court signed and ordered on November 1, 2021. Our motion to dismiss shall be deemed withdrawn, without prejudice, upon the filing of the Second Amended Complaint.

We intend to vigorously defend this case. In the event that a court ultimately determines that we are infringing the asserted patents, we may be subject to substantial damages, which may include treble damages and/or an injunction that could require us to modify certain features that we currently offer.

We cannot predict with any degree of certainty the outcome of these matters or determine the extent of any potential liabilities. We also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, we do not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on our financial condition, although the outcome could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

47

Securities Matters

On July 2, 2021, the first of two substantially similar federal securities law putative class actions was filed in the U.S. District Court for the Southern District of New York against the Company and certain of its officers. The actions allege violations of Sections 10(b) and 20(a) of the Exchange Act on a behalf of a putative class of persons who purchased or otherwise acquired DraftKings stock between December 23, 2019 and June 15, 2021. The allegations relate to, among other things, allegedly false and misleading statements and/or failures to disclose information about the Company’s business and prospects, based primarily upon the allegations concerning SBTech that were contained in a report published about DraftKings on June 15, 2021 by Hindenburg Research (the “Hindenburg Report”). We intend to vigorously defend against these claims. The Court is currently deliberating who will be appointed lead plaintiff and lead counsel.

On July 9, 2021, the Company received a subpoena from the Securities and Exchange Commission (the “SEC”) seeking documents concerning certain of the allegations raised in the Hindenburg Report. We intend to comply with the related requests and are cooperating with the SEC’s ongoing inquiry.

We cannot predict with any degree of certainty the outcome of these matters or determine the extent of any potential liabilities. We also cannot provide an estimate of the possible loss or range of loss. Any adverse outcome in these matters could expose the Company to substantial damages or penalties that may have a material adverse impact on the Company’s operations and cash flows.

Despite the potential for significant damages, we do not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on our financial condition, although the outcome could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Shareholder Derivative Litigation

On October 21, 2021, a putative shareholder derivative action was filed in the U.S. District Court for the District of Nevada by an alleged shareholder of the Company. The complaint purports to assert claims on behalf of the Company against certain current and former officers and/or members of the Board of Directors of the Company and DEAC. The complaint contends that certain individuals are liable to the Company for any adverse judgment in the federal securities class actions described above under Sections 10(b) and 21D of the Exchange Act. The complaint also purports to assert claims on behalf of the Company for breach of fiduciary duty and corporate waste against all individual defendants arising out of the same the allegations concerning SBTech that were contained in the Hindenburg Report. The complaint seeks unspecified compensatory damages, changes to corporate governance and internal procedures, equitable and injunctive relief, restitution, costs and attorney's fees.

The Company cannot predict with any degree of certainty the outcome of this matter or determine the extent of any potential liabilities. The Company also cannot provide an estimate of the possible loss or range of loss. Because this action alleges claims on behalf of the Company and purports to seeks a judgment in favor of the Company, the Company does not believe, based on currently available information, that the outcome of this proceeding will have a material adverse effect on DraftKings’ financial condition, although the outcome could be material to DraftKings’ operating results for any particular period, depending, in part, upon the operating results for such period.

AG 18, LLC d/b/a/ Arrow Gaming

On August 19, 2021, AG 18, LLC d/b/a/ Arrow Gaming (“Arrow Gaming”) filed a complaint against DraftKings in the United States District Court for the District of New Jersey alleging that DraftKings’ DFS and Casino products infringe four patents. On October 12, 2021, Arrow Gaming filed an amended complaint to add one additional patent. The following U.S. Patents are asserted against one or both of DraftKings’ DFS and Casino products in the amended complaint: (1) U.S. Patent No. 9,613,498 (“the ’498 Patent”), entitled “Systems and Methods For Peer-to-Peer Gaming”; (2) U.S. Patent No. 9,978,205 (“the ’205 Patent”), entitled “Location Based Restrictions on Networked Gaming”; (3) U.S. Patent No. 10,497,220 (“the ’220 Patent”) entitled “Location Based Restrictions on Networked Gaming”); (4) U.S. Patent No. 10,614,657 (“the ’657 Patent”) entitled “Location Based Restrictions on Networked Gaming”; and U.S. Patent No. 11,024,131 (“the ’131 Patent”) entitled “Location Based Restrictions on Networked Gaming”.

48

The responsive pleading deadline is scheduled for November 9, 2021.

We intend to vigorously defend this case. In the event that a court ultimately determines that we are infringing the asserted patents, we may be subject to substantial damages, which may include treble damages and/or an injunction that could require us to modify certain features that we currently offer. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceeding is in its early stages; (ii) damages have not been sought with particularity; (iii) damages are unsupported and/or exaggerated; and/or (iv) there are significant factual issues to be resolved.

Other

In addition to the above actions, we are subject to various other legal proceedings and claims that arise in the ordinary course of business. In our opinion, the amount of ultimate liability with respect to any of these actions is unlikely to materially affect our financial condition, results of operations or liquidity, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Item 1A.	Risk Factors.

Factors that could cause our actual results to differ materially from those in this Quarterly Report are any of the risks described in our 2020 Annual Report or in our Form 10-Q for the quarter ended March 31, 2021 filed with the SEC on May 7, 2021. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures.

Not applicable.

Item 5.	Other Information.

None.

Item 6.	Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

49

Exhibit Index

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, by and among DraftKings Inc., New Duke Holdco, Inc., Golden Nugget Online Gaming, Inc., Duke Merger Sub, Inc. and Gulf Merger Sub, Inc., dated as of August 8, 2021 (incorporated by reference to Exhibit 2.1 to DraftKings Inc.’s Current Report on Form 8-K, filed with the SEC on August 9, 2021).
10.1	Support Agreement, by and among DraftKings Inc., Tilman J. Fertitta, Fertitta Entertainment, Inc., Landry’s Fertitta, LLC, Golden Landry’s LLC, Golden Fertitta, LLC and New Duke Holdco, Inc., dated as of August 8, 2021 (incorporated by reference to Exhibit 2.1 to DraftKings Inc.’s Current Report on Form 8-K, filed with the SEC on August 9, 2021).
31.1*	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.
31.2*	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104.1	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

*	Filed herewith.
**	Furnished herewith.

†	Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DRAFTKINGS INC.
Date: November 5, 2021
	By:	/s/ Jason K. Park
	Name:	Jason K. Park
	Title:	Chief Financial Officer
(Principal Financial Officer)

By:	/s/ Erik Bradbury
Name:	Erik Bradbury
Title:	Chief Accounting Officer
(Principal Accounting Officer)

51